Filed Pursuant to Rule 424(b)(5)
File Nos. 333-125162 and 333-132594

20,092,160 Shares
and Warrants to Purchase 4,018,432 Shares

Common Stock

We are offering up to 20,092,160 shares of our common stock and warrants to purchase up to 4,018,432 shares of our common stock directly to selected investors. For each share of common stock purchased, the investor will receive one warrant to purchase 0.2 shares of common stock, generally exercisable from October 25, 2007 until April 25, 2012 at an exercise price of $3.28 per share, subject to adjustment. The shares of common stock and warrants are immediately separable and will be issued separately.

Our common stock is traded on the American Stock Exchange under the symbol “RTK.” The closing price of our common stock on the American Stock Exchange on April 19, 2007 was $2.73 per share.

Investing in our securities involves risks. See “Risk Factors” on page S-2.

Credit Suisse Securities (USA) LLC has agreed to act as placement agent in connection with this offering. We have agreed to pay the placement agent the placement agency fees set forth in the table below.

	Per Unit(1)	Total(1)
Offering price	$2.73	$54,851,597
Placement agent fees	$0.14	$2,742,580
Proceeds to Rentech before expenses	$2.59	$52,109,017

(1)            This table does not reflect any proceeds to us from the warrants we are offering, and we will not receive any proceeds with respect to such warrants unless and until such warrants are exercised. If the warrants were fully exercised, we would receive additional proceeds of $13,180,457 (assuming that the warrants are exercised in cash). We will not pay the placement agent any fee with respect to shares of our common stock issued upon exercise of the warrants.

We estimate that the total expenses of this offering, excluding placement agent fees, will be approximately $300,000. The placement agent is not required to arrange the sale of any specific number or dollar amount of shares of common stock or warrants but will arrange for the sale of all of the shares of common stock and warrants offered hereby on a best efforts basis.  Pursuant to an escrow agreement among us, the placement agent and an escrow agent, the funds received in payment for the shares and warrants sold in this offering will be wired to an escrow account and held until we and the placement agent notify the escrow agent that the offering has closed, indicating the date on which the shares of common stock and warrants are to be delivered to the investors and the proceeds are to be delivered to us.

Delivery of the shares and warrants will be made on or about April 25, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus supplement or the accompanying prospectuses is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Sole Placement Agent

The date of this prospectus supplement is April 20, 2007.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus dated August 5, 2005
(from Registration Statement File Number 333-125162)

Prospectus dated March 30, 2006
(from Registration Statement File Number 333-132594)

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of three parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second and third parts are the accompanying prospectuses dated March 30, 2006 and August 5, 2005, respectively, which describe more general information, some of which may not apply to this offering. You should read this prospectus supplement and the accompanying prospectuses, together with the additional information described below under the headings “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information About Rentech.”

Of the 20,092,160 shares of our common stock and warrants to purchase 4,018,432 shares of our common stock offered by this prospectus supplement, we are offering 3,939,340 shares and all of the warrants pursuant to registration statement file number 333-132594 and 16,152,820 shares pursuant to registration statement file number 333-125162.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectuses. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectuses is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectuses or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement or of any such shares or warrants. Our financial condition, results of operations and business prospects may have changed since that date.

If the description of the offering varies between this prospectus supplement and the accompanying prospectuses, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation of Certain Documents By Reference.”

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus supplement and the accompanying prospectuses and the information incorporated by reference herein and therein that are not historical factual statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and pursuant to the Private Securities Litigation Reform Act of 1995. The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. They can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “anticipate,” “should” and other comparable terms or the negative of them. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Factors that could affect our results include, but are not limited to, those described under the heading “Risk Factors” in this prospectus supplement. Any and all forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made.

S-ii

THE OFFERING

We provide the following summary solely for your convenience. This summary is not a complete description of this offering. You should read the full text and more specific details contained elsewhere in this prospectus supplement, including the “Risk Factors” section, the accompanying prospectuses, as well as the financial statements and the other information incorporated by reference herein before making an investment decision..

Common Stock Offered by Rentech	20,092,160 shares
Warrants to purchase shares of common stock offered by Rentech	4,018,432 shares
Common Stock to be Outstanding after the Offering(1)	162,488,390 shares
Use of Proceeds

To fund long-lead time expenditures and site preparation costs related to the conversion of our East Dubuque Plant to use coal as a feedstock, as well as for research and development activities and general corporate purposes. See “Use of Proceeds” on page S-18.

Warrant Terms

The warrants will be exercisable on or after October 25, 2007 through and including April 25, 2012, at an exercise price of $3.28 per share of common stock (subject to adjustment). See “Description of Warrants” on page S-22.

Risk Factors

See “Risk Factors” beginning on page S-2 and other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our securities.

American Stock Exchange Symbol	“RTK”

(1)          The number of shares of common stock to be outstanding after this offering is based on 142,396,230 shares outstanding as of February 28, 2007 and excludes:

•       17,015,054 shares of common stock reserved for issuance upon the exercise of outstanding stock options, warrants and upon the vesting of unvested restricted stock units (as of February 28, 2007);

•       14,669,638 shares of common stock reserved for issuance upon the conversion of outstanding convertible promissory notes (as of February 28, 2007); and

•       4,018,432 shares of common stock reserved for issuance upon exercise of the warrants we are offering in this offering.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus supplement before purchasing the securities offered pursuant to this prospectus supplement. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects.

Risks Related to Our Liquidity, Financial Condition, and Results of Operations

Our liquidity and capital resources are limited and we must raise substantial additional capital to execute our business plan and to fund our operations.

Our liquidity and capital resources are limited. At December 31, 2006, we had working capital (current assets in excess of current liabilities) of $53,495,000, compared to working capital (current assets in excess of current liabilities) of $65,316,000 at September 30, 2006. We must raise substantial additional capital, not only to execute our business plan of commercializing and licensing the Rentech Process and converting the East Dubuque Plant and developing other plants, but also to continue our operations after existing funds are exhausted. The level of corporate activity required to pursue our business opportunities and objectives has resulted in a materially increased cash burn rate. In order to fund our working capital requirements and to fund our other plans, we expect to issue additional shares of common stock, we may issue shares of convertible preferred stock or other securities convertible into or exercisable or exchangeable for common stock, or we may enter into additional debt instruments. Some of the securities to be offered will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent an available exemption from registration. A substantial increase in indebtedness could result in substantially increased interest costs and the issuance of additional preferred stock could increase dividend costs, as well as transactional and other costs.

We have never operated at a profit. If we do not achieve significant amounts of additional revenues and become profitable, we may be unable to continue our operations.

We have a history of operating losses and have never operated at a profit. From our inception on December 18, 1981 through December 31, 2006, we have incurred losses in the amount of $109,348,000. During the three months ended December 31, 2006, we had a net loss of $8,692,000. If we do not achieve significant amounts of additional revenues and operate at a profit in the future, we may be unable to continue our operations at their current level. Ultimately, our ability to remain in business will depend upon earning a profit from commercialization of the Rentech Process. We have not been able to achieve sustained commercial use of the technology as of this time. Failure to do so would have a material adverse effect on our financial position, results of operations and prospects.

REMC’s operations have not been profitable and require substantial working capital financing.

From April 26, 2006, the date of our acquisition of Royster-Clark Nitrogen, Inc. (“RCN,” which in connection with the acquisition, was renamed to Rentech Energy Midwest Corporation (“REMC”)), through September 30, 2006, REMC operated at a net loss, but provided positive cash flow from operations. However, REMC has historically sustained cumulative losses and has had cumulative negative cash flows from operations during the fiscal years ended December 31, 2005 and 2003. For the fiscal year ended December 31, 2004, RCN operated at a profit and provided positive cash flows from operations. The losses were the result, among other things, of very difficult market conditions in its industry, and of rapidly rising costs of the natural gas feedstock and energy required to produce nitrogen fertilizers. Moreover, REMC’s business is extremely seasonal, with the result that working capital requirements in its off season are substantial. If we are not able to operate the East Dubuque Plant at a profit or if we are not able to access a sufficient amount of financing for working capital, our business, financial condition and results of operations would be materially adversely affected.

We do not expect our historical operating results to be indicative of future performance.

Historically, our business focused on the development and licensing of our technology, the business of our former wholly-owned subsidiary, Petroleum Mud Logging, LLC, which provided well logging services to the oil and gas industry, and other operations which have been discontinued. In the future, we expect to continue to operate and convert the East Dubuque Plant and develop additional FT fuels production facilities using the Rentech Process. We expect to finance a substantial part of the cost of these projects with indebtedness and the sale of equity securities. Accordingly, our operating expenses, interest expense, and depreciation and amortization are all expected to increase materially if we continue to develop such projects and affect such financings. As a result, we do not expect that historical operating results will be indicative of future performance.

We most likely will have to record higher compensation expense as a result of the implementation of SFAS 123(R).

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee and director services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We adopted SFAS No. 123(R) on October 1, 2005, using the modified prospective method for the adoption of its provisions, which results in the recognition of compensation expense for all share-based awards granted after the effective date and the recognition of compensation expense for all previously granted share-based awards that remain unvested at the effective date. However, because we previously accounted for share-based payments to employees and directors using the intrinsic value method, our results of operations have not included the recognition of compensation expense for the issuance of stock option awards. As a result of adopting SFAS 123(R), we recognized approximately $1,084,000 and $2,550,000 of compensation expense for the three months ended December 31, 2006 and 2005, respectively. We believe that compensation expense recorded in periods after the implementation of SFAS No. 123(R) may be significantly higher than the amounts that would have been recorded in years prior to its adoption.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on the market’s perception of our business and our ability to raise capital.

We have documented and tested our internal control over financial reporting procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”). The Sarbanes-Oxley Act requires management assessment of the effectiveness of our internal control over financial reporting and an audit and report of such internal control over financial reporting by our independent auditors addressing these assessments. This assessment may be complicated by any changes to our business operations and as such standards are modified, supplemented or amended from time to time. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. We continue to dedicate resources and management time to ensuring that we have effective internal control over financial reporting. However, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our ability to raise capital.

We need to incur significant costs and other resources to modify REMC’s financial reporting system and transition to a new company-wide integrated financial reporting system.

On April 26, 2006, our subsidiary, Rentech Development Corporation (“RDC”), completed its acquisition of RCN (currently, REMC). Pursuant to the rules of the Securities and Exchange Commission (“SEC”), acquisitions may be excluded from management’s assessment of the effectiveness of internal control over financial reporting required by Section 404 for up to one year from the date of closing of an acquisition. However, REMC’s current financial reporting system is insufficient to meet our specific future needs and we are in the process of replacing it with a new company-wide integrated reporting system as soon as practicable. Until the implementation of our new integrated reporting system has been completed, the operation of the two separate financial reporting systems could result in additional costs and difficulties that would not exist if one system were in place. In addition, while we have based our estimates of the costs and time it will take to complete the transition to our new integrated system on our best estimates to date, we could encounter difficulties in the replacement or integration processes and incur significant costs and expend important resources in excess of our estimates.

Risks Related to the Rentech Process

We and our licensees may be unable to successfully implement use of the Rentech Process at commercial scale Fischer-Tropsch plants, including the East Dubuque Plant.

A variety of results necessary for successful operation of the Rentech Process could fail to occur at a commercial plant, including the East Dubuque Plant. Results that could cause commercial scale Fischer-Tropsch plants, or FT plants, to be unsuccessful, and require design revisions, include:

•       reaction activity different than that demonstrated in laboratory and pilot plant operations, which could increase the amount of catalyst or number of reactors required to convert synthesis gas, or syngas, into liquid hydrocarbons;

•       shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both;

•       insufficient catalyst separation from the crude wax product stream could impair the operation of the product upgrading unit;

•       product upgrading catalyst sensitivities to impurities in the crude FT products, which would impair the efficiency and economics of the product upgrade unit and require design revisions; and

•       higher than anticipated capital and operating costs to design, construct or reconfigure and operate a Fischer-Tropsch plant.

If any of the foregoing were to occur, our capital and operating costs would increase. In addition, our plants or those of our licensees could experience mechanical difficulties, either related or unrelated to elements of the Rentech Process. Our failure to construct and operate a commercial scale, Fischer-Tropsch plant based on the Rentech Process could, and any such failure at the East Dubuque Plant would, materially and adversely affect our business, results of operation, financial condition and prospects.

Our receipt of revenues from licensees is dependent on their ability to successfully develop, construct and operate Fischer-Tropsch plants using the Rentech Process.

We have marketed licenses for use of the Rentech Process, and have one active licensee at this time—the Master License Agreement we entered into with DKRW-Advanced Fuels LLC (“DKRW”) and Site License Agreement with its wholly-owned subsidiary, Medicine Bow Fuels & Power, LLC, in January 2006. Under the license agreements, a licensee would be responsible for, among other things, obtaining governmental approvals and permits and sufficient financing for the large capital expenditures required.

The ability of any licensee to accomplish these requirements, and the efforts, resources and timing schedules to be applied by a licensee, will be controlled by the licensee. Whether licensees are willing to expend the resources necessary to construct Fischer-Tropsch plant(s) using the Rentech Process will depend on a variety of factors outside of our control, including the prevailing price outlook for crude oil, natural gas, coal, petroleum coke and refined products. In addition, our license agreements may generally be terminated by the licensee with cause. Furthermore, our potential licensees may not be restricted from pursuing alternative Fischer-Tropsch technologies on their own or in collaboration with others, including our competitors, for projects other than the ones we might license in the future.

If our licensees do not proceed with commercial plants using the Rentech Process or do not successfully operate their plants, we will not significantly benefit from the licensing of our Fischer-Tropsch technology. To date, no licensee of the Rentech Process has proceeded to construct and operate a plant for which royalties on production would be due. If we do not receive payments under our license agreements, our anticipated revenues will be diminished. This would harm our results of operations, financial condition and prospects.

Plants that would use the Rentech Process rely upon complex gas process systems. This creates risks of fire and explosions, which could cause severe damage and injuries, create liabilities for us, and materially and adversely affect our business.

Plants that use our Fischer-Tropsch technology process carbon-bearing materials, including coal, natural gas and petroleum coke, into synthesis gas. These materials are highly flammable and explosive. Severe personal injuries and material property damage may result. If such accidents did occur, we or our licensees could have substantial liabilities and costs. We are not currently insured for these risks. Furthermore, accidents of this type would likely adversely affect operation of existing as well as proposed plants by increasing costs for safety features and procedures.

We could have potential indemnification liabilities to licensees relating to the operation of Fischer-Tropsch plants based on the Rentech Process and to intellectual property disputes.

We anticipate that our license agreements will require us to indemnify the licensee against specified losses relating to, among other things:

•       use of patent rights and technical information relating to the Rentech Process; and

•       acts or omissions by us in connection with our preparation of preliminary and final design packages for the licensee’s plant and approval of the licensee’s construction plans.

Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if Fischer-Tropsch plants based on the Rentech Process were to fail to operate according to the preliminary plans.

Industry rejection of our Fischer-Tropsch technology would adversely affect our ability to receive future license fees.

As is typical in the case of new and/or evolving technologies, demand and industry acceptance of the Rentech Process is highly uncertain. Historically, most applications of FT processes have not produced fuels that were economical compared to the price of conventional fuel sources. Failure by the industry to accept the Rentech Process, whether due to unsuccessful use, results that are not economical, the novelty of our technology, the lower price of alternatively sourced fuels, or for other reasons, or if acceptance develops more slowly than expected, would materially and adversely affect our business, operating results, financial condition and prospects.

If a high profile industry participant were to adopt the Rentech Process and fail to achieve success, or if any commercial FT plant based on the Rentech Process were to fail to achieve success, other industry participants’ perception of the Rentech Process could be adversely affected. That could adversely affect our ability to obtain future license fees and generate other revenue. In addition, some oil companies may be motivated to seek to prevent industry acceptance of FT technology in general, or the Rentech Process in particular, based on their belief that widespread adoption of FT technology might negatively impact their competitive position.

If our competitors introduce new technology, new legislation or regulations are adopted, or new industry standards emerge, our technologies and products could become obsolete and unmarketable.

The markets for our services and products are characterized by rapidly changing competition, new legislation and regulations, and evolving industry standards. If we do not anticipate these changes and successfully develop and introduce improvements on a timely basis, our products and services could become obsolete and unmarketable, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our success depends in part on the successful and timely completion of our product development unit (“PDU”) and its subsequent operation.

We presently expect mechanical completion of our PDU in the third calendar quarter of 2007 at a construction cost of approximately $45 million. Our success in designing, constructing, developing and operating a PDU on a timely basis is essential to our successful deployment of the Rentech FT technology as well as fulfilling our contractual obligations to DKRW. Under our agreement with DKRW, we are required to satisfy certain testing procedures for the licensed technology at the PDU. We must also obtain governmental approvals and permits as well as procure equipment and materials on a timely basis for the PDU and a delay or failure in securing such governmental approvals, equipment and/or materials may cause significant harm to the Company. A variety of results necessary for successful operation of our Rentech Process could fail to be demonstrated by the PDU. In addition, our PDU could experience mechanical difficulties related or unrelated to the Rentech Process. If we are not able to successfully develop and operate a PDU utilizing the Rentech Process, this may cause a delay in our development of projects utilizing our Rentech Process, which would have a material adverse effect on our business, financial condition, results of operations and prospects and which may mean we will not be able to obtain any further licensing agreements with third parties.

Our success depends on the performance of our management team, project development team and technology group. The loss of key individuals within these groups would disrupt our business operations.

Our success in implementing our business plan is substantially dependent upon the contributions of our management team, project development team and technology group. We do not have key man life insurance for any of our officers or key employees. Economic success of the Rentech Process depends upon several factors, including design of the synthesis gas reactors for the plants and startup to achieve optimal plant operations, which are highly reliant on the knowledge, skills, and relationships unique to our key personnel. Moreover, to successfully compete, we will be required to engage in continuous research and development regarding processes, products, markets and costs. Unexpected loss of the services of key employees could have a material adverse effect on our business, operating results and financial condition.

Our success depends in part on our ability to protect our intellectual property rights, which involves complexities and uncertainties.

We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. Our business and prospects depend largely upon our ability to maintain control of rights to exploit our intellectual property. Our published and issued patents both foreign and domestic provide us certain rights (subject to licenses we have granted to others) to exploit our version of the Fischer-Tropsch process. Our existing patents might be infringed upon, invalidated or circumvented by others. The availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and varies significantly from country to country. We, or our licensees, may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our Fischer-Tropsch technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

We may not become aware of patents or intellectual property rights of others that may have applicability in our Fischer-Tropsch technology until after we have made a substantial investment in the development and commercialization of our technologies. Third parties may claim that we have infringed upon past, present or future Fischer-Tropsch patents or intellectual property rights. Legal actions could be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages by our joint venturers or our licensees, we could be subject to an injunction or required to obtain a license from a third party in order to continue to test, market or commercialize our affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, in enforcing our patents or defending against the infringement claims of others, or both. If we are unable to successfully maintain our technology, including the Rentech Process, against claims by others, our competitive position would be harmed and our revenues could be substantially reduced, and our business, operating results and financial condition could be materially and adversely affected.

The Rentech Process may not compete successfully against Fischer-Tropsch technology developed by our competitors, many of whom have significantly more resources.

The development of Fischer-Tropsch technology for the production of liquid hydrocarbon products like ours is highly competitive. The Rentech Process is based on Fischer-Tropsch processes that have been known for almost 80 years and used in synthetic fuel projects for almost 50 years. Several major integrated oil companies, as well as several smaller companies, have developed or are developing competing technologies that they may offer to license to our potential customers or use as the basis for a competing development project. Each of these companies, especially the major oil companies, have significantly more financial and other resources than we do to spend on developing, promoting, marketing and using their Fischer-Tropsch technology. The United States Department of Energy has also sponsored a number of research programs in Fischer-Tropsch technology. Advances by others in their Fischer-Tropsch technology might lower the cost of processes that compete with the Rentech Process. As our competitors continue to develop Fischer-Tropsch technologies, some part or all of our current technology could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

Our processes (including the Rentech Process) incorporate technologies and processes developed by third parties the failure of which could harm our prospects for success.

We incorporate processes and technologies developed by third parties into the processes used in our business, including the Rentech Process. Although we believe the incorporated processes and technologies are reliable, in some cases we have limited or no control over ensuring that such processes and technologies will perform as expected. If one or more of them were to fail, the failure could cause our processes to fall short of providing the results that we or our licensees desire, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we have foreign operations, our business there would be subject to various risks due to unstable conditions.

We expect that the use of our Rentech Process may occur in foreign countries. The additional risks of foreign operations include rapid changes in political and economic climates; changes in foreign and domestic taxation; lack of stable systems of law in some countries; susceptibility to loss of protection of patent rights and other intellectual property rights; expatriation laws adversely affecting removal of funds; fluctuations of currency exchange rates; nationalization of property; civil disturbances; and war and other disruptions affecting operations. International operations and investments may also be negatively affected by laws and policies of the United States affecting foreign trade, investment and taxation. If any one or more of these events occurs, our revenues from overseas customers could be severely reduced or ended.

Risks Related to Possible Inability to Complete Project Developments and the Financing Required for Construction and Subsequent Operation

We are pursuing alternative fuels projects, including one at Natchez, Mississippi, that will involve substantial expense and risk.

We are pursuing opportunities to develop alternative fuels projects, including a proposal to gain site control and develop an FT plant in Natchez, Mississippi. We are also considering other alternative fuels projects, including two potential projects with Peabody Energy Corporation. We do not have the financing for any of these projects, conversions, developments or operations. Moreover, the pursuit of such opportunities requires that we incur material expenses, including for financial, legal and other advisors, whether or not our efforts are successful. Our pursuit of any of these alternative fuel projects involves significant risks, and our failure to successfully develop these projects, or failure to operate them successfully after we have developed them, could have a material adverse effect on our financial position and results of operations.

The conversion of the East Dubuque Plant and the development of other alternative fuel projects will require several years and very substantial further financing, and may not be successful.

The engineering, design, procurement of materials, and construction necessary to convert the East Dubuque Plant to use coal as a feedstock and to include the Rentech Process is currently estimated to take several years and to require at least $850 million of additional debt and equity financing, based on internal estimates. Financing of the project will require that we identify and successfully negotiate with debt and equity sources to enter into debt or equity financing arrangements on terms acceptable to us. We cannot assure you that we will be able to obtain this financing on acceptable terms or at all, or in the time required, and our failure to do so would prevent us from implementing our business plan as expected. Further, acquisition and development of other alternative fuels projects could involve comparable or greater time commitments of capital, time and other resources. Moreover, we have never undertaken any such projects, and the duration, cost, and eventual success of our efforts are all uncertain.

We may not be able to successfully negotiate and execute the engineering, procurement and construction contracts with construction and other vendors necessary for the conversion and financing of the East Dubuque Plant or other alternative fuel projects.

Completion of the conversion of the East Dubuque Plant and the development of other projects will require that we identify and arrive at acceptable contracts with construction and other vendors for which there is presently considerable demand due to strong economic conditions for infrastructure construction. Among these contracts required for the East Dubuque Plant will be an engineering, procurement and construction (“EPC”) contract that we will seek to enter into with a  prime contractor and with terms satisfactory to lenders in the project finance market. We cannot assure you that we will be able to enter into such contracts on acceptable terms or at all, and our failure to do so would generally limit our access to project finance lenders who require that an acceptable EPC contract be in place before funding a project. If we are unable to enter into acceptable contracts with construction and other vendors related to our East Dubuque Plant conversion or in connection with other projects in the future, we would not be able to implement our business plan as expected and we would be materially adversely affected.

If we do not receive funds from additional financing or other sources of working capital for our business activities and future transactions, we will not be able to execute our business plan.

We need additional financing to maintain our operations, and substantially increased financing, revenues and cash flow to accomplish our goal of developing, converting or building process plants. We will continue to expend substantial funds to research and develop our technologies, to market licenses of the Rentech Process, and to convert or develop process plants. We presently intend to finance the conversion and development of plants primarily through equity and non-recourse debt financing at the project level. Additionally, we might obtain additional funds through joint ventures or other collaborative arrangements, and through debt and equity financing in the capital markets.

Financing for our projects may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside our control. If we cannot obtain sufficient funds, we may be required to reduce, delay or eliminate expenditures for our business activities (including efforts to acquire, convert or develop process plants) and we may not be able to execute our business plan.

The level of indebtedness we expect to incur could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations.

As of December 31, 2006, our total indebtedness was approximately $57.9 million. The conversion of the East Dubuque Plant will require substantial further borrowing in order to raise at least $850 million of additional capital that we currently believe will be necessary to finance the project, based on internal estimates. If we undertake additional projects, significant additional indebtedness may be required.

Our substantial debt could have important consequences, including:

•                    increasing our vulnerability to general economic and industry conditions;

•                    requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•                    limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•                    limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have greater capital resources.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Failure to pay our indebtedness on time would constitute an event of default under the agreements governing our indebtedness, which would give rise to our lenders’ ability to accelerate the obligations and seek other remedies against us.

The REMC Revolving Credit Facility includes restrictive covenants that will limit our ability to operate our business.

We are party to a revolving credit facility. The revolving credit facility is secured by a lien on substantially all of REMC’s current assets, and imposes various restrictions and covenants on us, which could limit our ability to respond to changing business conditions that may affect our financial condition. In addition, our failure to comply with the restrictions and covenants would result in an event of default giving rise to the revolving facility lender’s right to accelerate our obligations under the revolving facility.

The revolving credit facility also imposes various restrictions and covenants on REMC, including, without limitation, limitations on REMC’s ability to incur additional debt, guarantees or liens, ability to make distributions of dividends or payments of management or similar fees to affiliates, a minimum fixed charge coverage ratio and a minimum tangible net worth covenant.

The issuance of shares of our common stock could result in the loss of our ability to use our net operating losses.

As of December 31, 2006, we had approximately $78.0 million of tax net operating loss carryforwards. Realization of any benefit from our tax net operating losses is dependent on: (a) our ability to generate future taxable income and (b) the absence of certain future “ownership changes” of our common stock. An “ownership change,” as defined in the applicable federal income tax rules, would place significant limitations, on an annual basis, on the use of such net operating losses to offset any future taxable income we may generate. Such limitations, in conjunction with the net operating loss expiration provisions, could effectively eliminate our ability to use a substantial portion of our net operating losses to offset any future taxable income.

It is possible that we have incurred one or more “ownership changes” in the past, in which case our ability to use our net operating losses would be limited. In addition, the issuance of shares of our common stock in this offering could cause an ‘‘ownership change’’ which would also limit our ability to use our net operating losses. Other issuances of shares of our common stock which could cause an ‘‘ownership change’’ include the issuance of shares of common stock upon future conversion or exercise of outstanding options and warrants. In this regard, we contemplate that we will  need to issue a substantial amount of additional shares of our common stock (or securities convertible into or exercisable or exchangeable for common stock) in connection with our proposed plans to finance the commercialization of the Rentech Process and the implementation of our business plan.

Risks Related to Our Operations of Plants

Miscalculations in our assessment of operating the East Dubuque Plant may lead to us not having adequately evaluated the operating results and risks associated with the plant and could have a material adverse effect on our business, results of operations and financial condition.

Prior to our acquisition of RCN, we had never owned, converted, or operated a fertilizer plant. The success of our operation of the plant requires us to successfully manage risks relating to:

•                    unanticipated costs for the natural gas initially used and the subsequent coal feedstock at economical prices;

•                    problems integrating the purchased operations, personnel or technologies;

•                    delayed or defective engineering plans for the conversion of the facility to use coal as a feedstock and the Rentech Process;

•                    cost overruns or delays in construction;

•                    diversion of resources and management attention from our other efforts;

•                    entry into markets in which we have limited or no experience;

•                    potential environmental liabilities, including hazardous waste contamination;

•                    potential governmental limitations on application of nitrogen fertilizers;

•                    potential labor disputes resulting from REMC’s labor contracts;

•                    potential work stoppages and other labor relations matters; and

•                    potential loss of key employees.

The results of our assessments of operating the plant are necessarily inexact and their accuracy is inherently uncertain. These assessments may not have revealed all existing or potential problems, nor have they necessarily permitted us to become sufficiently familiar with the plant to fully assess its merits and deficiencies. The acquisition of the plant poses numerous additional risks to our operations and financial results, including incurring substantial liabilities and lower revenues than we expected. These risks include:

•                    unanticipated costs for the natural gas initially used and the subsequent coal feedstock;

•                    problems integrating the purchased operations, personnel or technologies;

•                    delayed or defective engineering plans for the conversion of the facility to use coal as a feedstock and the Rentech Process;

•                    cost overruns or delays in construction;

•                    diversion of resources and management attention from our other efforts;

•                    entry into markets in which we have limited or no experience;

•                    potential governmental limitations on application of nitrogen fertilizers; and

•                    potential loss of key employees, particularly those of the acquired organization.

Construction of Fischer-Tropsch plants incorporating the Rentech Process, including conversion of the East Dubuque Plant to use coal and our Rentech Process, will be subject to risks of delay and cost overruns.

The construction of Fischer-Tropsch plants incorporating the Rentech Process, and our conversion of an existing plant to use coal and our Rentech Process, will be subject to risks of delay or cost overruns resulting from numerous factors, including the following:

•                    inability to obtain sufficient financing;

•                    inability to obtain timely issuance of additional permits, licenses and approvals by governmental agencies and third parties;

•                    inadequate engineering plans or delays, including those relating to the commissioning of newly designed equipment;

•                    inability to identify and arrive at acceptable contracts with construction and other vendors;

•                    inability to obtain the coal gasification and product upgrading systems for the plant on a timely basis from third parties;

•                    unanticipated changes in the coal supply and market demand for our products;

•                    shortages of equipment, materials or skilled labor;

•                    labor disputes;

•                    environmental conditions and requirements;

•                    unforeseen events, such as explosions, fires and product spills;

•                    increased costs or delays in manufacturing and delivering critical equipment;

•                    resistance in the local community; and

•                    unfavorable local and general economic conditions.

If the conversion of an existing plant to the use of coal and our Rentech Process is delayed beyond the time we estimate, the actual cost of completion may increase beyond the amounts estimated in our capital budget. A delay would also cause a delay in the receipt of revenues projected from operation of the converted plant, which may cause our business, results of operation and financial condition to be substantially harmed.

The market for natural gas has been volatile. If prices for natural gas increase significantly, we may not be able to economically operate the East Dubuque Plant during the conversion phase while we continue to use natural gas as the feedstock. Further, once the East Dubuque Plant is converted to using coal, volatility in the price of coal could adversely affect us.

We plan to continue to operate the East Dubuque Plant with natural gas as the feedstock until we complete the conversion of the plant to use coal to produce the required synthesis gas. That will expose us to market risk due to increases in natural gas prices. There has been a generally increasing trend in natural gas prices during the last three years with prices reaching record highs in 2005 and then reducing in 2006 due to various supply and demand factors, including the increasing overall demand for natural gas from industrial users, which is affected, in part, by the general conditions of the United States economy, and other factors. The profitability of operating the facility is significantly dependent on the cost of natural gas as feedstock and the facility has operated in the past, and may operate in the future, at a net loss. Since we expect to purchase natural gas for use in the plant on the spot market we remain susceptible to fluctuations in the price of natural gas. We expect to also use short-term, fixed supply, fixed price forward purchase contracts to lock in pricing for a portion of our natural gas requirements. These may not protect us from increases in the cost of our feedstock. A hypothetical increase of $0.10 per MMBTU of natural gas could increase the cost to produce one ton of ammonia by approximately $3.50. After the conversion is completed, an increase in the price of coal or in other commodities that we may use as feedstock at other plants we might acquire in the future could also adversely affect our operating results. The prices of coal or other commodities that we might use as feedstock are subject to fluctuations due to a variety of factors that are beyond our control. Higher than anticipated costs for the catalyst and other materials used in these plants could also adversely affect operating results. These increased costs could materially and adversely affect our business, results of operations, financial condition and prospects.

Lower prices for nitrogen fertilizers or downturns in market demands could reduce the revenues and profitability of the East Dubuque Plant’s nitrogen fertilizer business.

Nitrogen fertilizer is a global commodity that experiences often unpredictable fluctuations in demand and an increasing supply on the world-wide market. In the recent past, nitrogen fertilizer prices have been volatile, often experiencing significant price changes from one growing season to the next. A downturn in nitrogen prices could have a depressing effect on the prices of most of the fertilizer products that we sell, and might materially and adversely affect our ability to economically operate the East Dubuque Plant.

Weather conditions may materially impact the demand for REMC products.

Weather conditions can have a significant impact on the farming economy and, consequently, on demand for the fertilizer products produced by the East Dubuque Plant. For example, adverse weather such as flood, drought or frost can cause a delay in, or even the cancellation of, planting, reducing the demand for fertilizer. Adverse weather conditions can also impact the financial position of the farmers who will buy our nitrogen fertilizer products. This, in turn, may adversely affect the ability of those farmers to meet their obligations in a timely manner, or at all. Accordingly, the weather can have a material effect on our business, financial condition, results of operations and liquidity.

The business of the East Dubuque Plant is highly seasonal.

Sales of nitrogen fertilizer products from the East Dubuque Plant are seasonal, based upon the planting, growing and harvesting cycles. Most of the East Dubuque Plant’s annual sales have occurred between March and July of each year due to the condensed nature of the planting season. Since interim period operating results reflect the seasonal nature of our business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. We expect to incur substantial expenditures for fixed costs for the East Dubuque Plant throughout the year and substantial expenditures for inventory in advance of the spring planting season. Seasonality also relates to the limited windows of opportunity that nitrogen fertilizer customers have to complete required tasks at each stage of crop cultivation. Should events such as adverse weather or transportation interruptions occur during these seasonal windows, we would face the possibility of reduced revenue without the opportunity to recover until the following season. In addition, because of the seasonality of agriculture, we expect to face the risk of significant inventory carrying costs should our customers’ activities be curtailed during their normal seasons. The seasonality can negatively impact accounts receivable collections and bad debt.

The operations of the East Dubuque Plant are subject to risks and hazards that may result in monetary losses and liabilities.

The East Dubuque Plant’s business is generally subject to a number of risks and hazards, changes in the regulatory environment, explosions and fires. We are not currently insured for certain of these risks and insurance may not be available to us at reasonable rates in the future. Any significant interruption in our operations could adversely affect us.

A reduction in government incentives for FT fuels, or the relaxation of clean air requirements, could materially reduce the demand for FT fuels or the Rentech Process.

Federal law provides incentives for FT fuels, and technologies that produce the FT fuels, such as the Rentech Process. For instance, the Energy Policy Act of 2005, or EPACT 2005, provides for tax credits, grants, loan guarantees and other incentives to stimulate coal gasification to Fischer-Tropsch fuels and chemicals. The Highway Reauthorization and Excise Tax Simplification Act of 2005, or the Highway Act, also provides a $0.50 per gallon fuel excise tax credit for FT fuels from coal. We anticipate that our proposed projects may qualify for us to receive the incentives under EPACT 2005 and that FT fuels produced with the Rentech Process would qualify for the Highway Act’s tax credit. In addition, certain federal regulations that restrict air pollution provide an incentive for the use of FT fuels because they comply with the regulations in cases where conventional fuels might not. Changes in federal law or policy could result in a reduction or elimination in the incentives that apply to us or our ability to take advantage of them, or a relaxation of the requirements with respect to air pollutants created by conventional fuels. As a result, the reduction or elimination of government incentives or the relaxation of air pollution requirements could have a material adverse effect on our financial condition, results of operations and prospects.

Changes in existing laws and regulations, or their interpretation, or the imposition of new restrictions relating to emissions of carbon dioxide may give rise to additional compliance costs or liabilities and could materially reduce the demand for FT fuels or the Rentech Process which could, in turn, have a material adverse effect on our business, financial condition or results of operations.

The application of the Rentech Process in coal-to-liquid projects relies on coal gasification technology to create the syngas that is used to produce FT fuels and other hydrocarbon products. Coal gasification breaks down coal into its components by subjecting it to high temperature and pressure, using steam and measured amounts of oxygen, which leads to the production gaseous compounds, including carbon dioxide. Although the United States does not currently maintain comprehensive regulation of carbon dioxide emissions, various legislative and regulatory measures to address greenhouse gas emissions (such as carbon dioxide) are currently in various phases of discussion or implementation. These include the Kyoto Protocol as well as proposed federal legislation and state actions to develop statewide or regional programs, each of which have imposed or would impose reductions in greenhouse gas emissions. Although the United States has not ratified the emissions standards called for under the Kyoto Protocol, or adopted other comprehensive regulations for greenhouse gas emissions, the Kyoto Protocol’s specific emission targets for the United States would require the reduction of greenhouse gas emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Future restrictions on greenhouse gas emissions could result in increased costs or liabilities associated with complying with such restrictions, or materially reduce the demand for FT fuels and the Rentech Process which, in turn, could have a material adverse effect on our business, financial condition, results of operations or prospects.

Changes in United States government regulations and agricultural policy that affect the demand for products made at the East Dubuque Plant could materially and adversely affect its operations.

Because the application of fertilizer has been identified as a significant source of ground water pollution and can also result in the emissions of nitrogen compounds and particulate matter into the air, regulations may lead to decreases in the quantity of fertilizer applied to crops. Further, United States governmental policies may directly or indirectly influence factors affecting the East Dubuque Plant’s business, such as the number of acres planted, the mix of crops planted, crop prices, the level of grain inventories and the amounts of and locations where fertilizer may be applied. Changes in government programs that provide financial support to farmers could affect demand for the facility’s products. The market for our products could also be affected by challenges brought under the United States Federal Endangered Species Act and changes in regulatory policies affecting biotechnologically developed seed. We cannot predict the future government policy and regulatory framework affecting our business.

We could be subject to claims and liabilities under environmental, health and safety laws and regulations arising from the production and distribution of nitrogen fertilizers and alternative fuel products at our facilities.

The production and distribution of nitrogen fertilizers at the East Dubuque Plant, and alternative fuel products at that and any other alternative fuel facilities we may operate in the future, are subject to compliance with United States federal, state and local environmental, health and safety laws and regulations. These regulations govern operations and use, storage, handling, discharge and on-site and off-site disposal of a variety of substances. For instance, under CERCLA, we could be held strictly, jointly and severally liable for the removal and remediation of any hazardous substance contamination at our facilities, at off-site properties (where migration of contamination from our facilities occurred) and at third party waste disposal sites. We could also be held liable for any consequences arising out of human exposure to these substances or wastes. We may incur substantial costs to comply with these environmental, health and safety laws and regulations. We may also incur substantial costs for liabilities arising from past releases of, or exposure to, hazardous substances. In addition, we may discover currently unknown environmental problems or conditions. The discovery of currently unknown environmental problems or conditions, changes in environmental, health and safety laws and regulations or other unanticipated events could give rise to claims that may involve material expenditures or liabilities for us.

Acts of terrorism and continued conflict and instability in the Middle East could affect both the supply and price of various fertilizer materials that we sell.

Nitrogen-based agricultural materials such as ammonia, ammonium nitrate and urea have the potential for misuse by domestic or international terrorists, and the facilities where these materials are produced or stored and the transportation network through which they are distributed could be targeted. In addition, various crop protection products are hazardous and could be used in terrorist acts such as water supply contamination. The East Dubuque Plant could be targeted or materials distributed by it misused. Should such events occur, our business could be adversely affected and the limits of our insurance policies could be exceeded such that our ability to meet our financial obligations would be impaired. Further, instability in oil producing regions of the world could have the effect of driving up energy prices which could, in turn, affect natural gas prices and the economics of nitrogen-based fertilizers. Mechanized farming as currently practiced by our customers is energy intensive and sharp increases in fuel prices could limit their funds available for other inputs and thus adversely affect the demand for the products that we sell.

The nitrogen fertilizer industry is very competitive and the actions of our competitors could materially affect the results of operations and financial position of the Company.

REMC operates in a highly competitive industry, particularly with respect to price. Its principal competitors in the distribution of crop production inputs include agricultural co-operatives (which have the largest market share in many of the locations that it serves), national fertilizer producers, major grain companies and independent distributors and brokers. Some of these competitors have greater financial, marketing and research and development resources than we do, or better name recognition, and can better withstand adverse economic or market conditions. In addition, as a result of increased pricing pressures caused by competition, REMC may in the future experience reductions in the profit margins on sales, or may be unable to pass future material price increases on to customers.

We need to rely on Agrium as exclusive distributor of the nitrogen fertilizer products we produce at the East Dubuque Plant.

We have a limited sales force for the distribution of the nitrogen fertilizer products that are produced at the East Dubuque Plant. As a result, we need to rely on Agrium U.S.A. Inc. as exclusive distributor of such products, pursuant to the Distribution Agreement executed on April 26, 2006. However, to the extent Royster-Clark and we are not able to reach an agreement with respect to the purchase and sale of products, we cannot assure that we would be able to find other buyers for them. Our inability to sell the nitrogen fertilizer products produced at the East Dubuque Plant could result in significant losses and materially and adversely affect our business.

We may not be able to successfully manage our growing business.

If we are successful in our plans to commercialize the Rentech Process by acquiring and developing alternative fuel facilities, we would experience a period of rapid growth that could place significant additional demands on, and require us to expand, our management resources and information systems. The management of our growth will require, among other things, continued development of our internal controls and information systems and the ability to attract and retain qualified personnel. Our failure to manage any such rapid growth effectively could have a material adverse effect on us and our operating results.

Risks Related to the Market for Rentech Common Stock

We have a very substantial overhang of common stock and future sales of our common stock will cause substantial dilution and may negatively affect the market price of our shares.

Please see the information under “The Offering” on page S-1 for a summary of common stock, convertible debt, options, warrants, and unvested restricted stock units outstanding. We expect the sale of common stock and common stock equivalents in material amounts will be necessary to finance the progress of our business plan and facilitate our licensing business. Certain holders of our securities have, and certain future holders are expected to be granted, rights to participate in or to require us to file registration statements with the SEC for resale of common stock. We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options and warrants or conversion of convertible promissory notes), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

Protection provisions in our Amended and Restated Articles of Incorporation and our shareholder rights plan may deter a third party from seeking to acquire control of us, which may reduce the market price of our stock.

Our Amended and Restated Articles of Incorporation include provisions that may make it more difficult for a third party to acquire control of the Company. These provisions include grouping of the board of directors into three classes with staggered terms; a requirement that directors may be removed without cause only with the approval of the holders of 66 2/3% of the outstanding voting power of our capital stock entitled to vote in the election of directors; and a requirement that the holders of not less than 66 2/3% of the voting power of our outstanding capital stock approve certain business combinations of the Company with any owner of more than 10% of the voting power or an affiliate of any such owner unless the transaction is either approved by at least a majority of the “continuing directors” unaffiliated with the 10% owner or unless certain minimum price and procedural and other requirements are met. We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of preferred shares or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter a third party from tendering for the purchase of some or all of our stock and could have the effect of entrenching management and reducing the market price of our common stock.

The market price of Rentech common stock may decline.

The market price of Rentech stock may decline for a number of reasons, including if:

•                    the conversion of the East Dubuque Plant or other process plants is not completed in a timely and efficient manner;

•                    the conversion of REMC or construction of other process plants does not yield the expected benefits to our revenues as rapidly or to the extent that may be anticipated by financial or industry analysts, stockholders or other investors;

•                    the effect of the conversion of REMC or the construction of other process plants on Rentech’s consolidated financial statements is not consistent with the expectations of the financial or industry analysts, stockholders or other investors;

•                    significant shareholders of Rentech decide to dispose of their shares of common stock because of any of the above or other reasons; or

•                    any of the other risks referred to in this section materialize.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $51.8 million, after deducting the placement agent’s fee of approximately $2.7 million and the estimated offering expenses of $300,000. We will not receive any proceeds from the issuance of shares of common stock issuable upon exercise of the warrants we are offering unless and until such warrants are exercised. If the warrants were fully exercised for cash, we would receive additional proceeds of up to approximately $13.2 million. We will not pay the placement agent any fee with respect to shares of our common stock issued upon exercise of the warrants.

We intend to use the net proceeds from this offering to fund long-lead time expenditures and site preparation costs related to the conversion of our East Dubuque Plant to use coal as a feedstock, as well as for research and development activities and general corporate purposes.

DILUTION

Purchasers of our common stock offered by this prospectus supplement will suffer dilution in net tangible book value per share. Our net tangible book value as of December 31, 2006 was approximately $68.8 million, or approximately $0.48 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2006.

Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 20,092,160 shares of common stock in this offering at an offering price of $2.73 per unit (but, for purposes of this dilution section, assuming no portion of the proceeds from the unit offering price is attributable to the warrants), and after deduction of the placement agent’s fees and estimated offering expenses payable by us, our net tangible book value as of December 31, 2006 would have been approximately $120.6 million, or $0.74 per share, based on approximately 162.3 million shares of common stock outstanding at December 31, 2006. This represents an immediate increase in net tangible book value of $0.26 per share of common stock to existing shareholders and an immediate dilution of $1.99 per share to purchasers of common stock in this offering.

Public offering price per share	$2.73
Net tangible book value per share as of December 31, 2006	0.48
Increase per share attributable to this offering	0.26
Pro forma net tangible book value per share as of December 31, 2006 after giving effect to this offering	0.74
Dilution in net tangible book value per share to new investors	$1.99

The information excludes:

•       17,015,054 shares of common stock reserved for issuance upon the exercise of outstanding stock options and warrants and upon the vesting of unvested restricted stock units (as of February 28, 2007);

•       14,669,638 shares of common stock reserved for issuance upon the conversion of outstanding convertible promissory notes (as of February 28, 2007); and

•       4,018,432 shares of common stock reserved for issuance upon exercise of the warrants we are offering in this offering.

To the extent these securities result in the issuance of shares of common stock, investors in this offering will incur further dilution.

DESCRIPTION OF COMMON STOCK

The following description of our common stock and the section entitled “Certain Provisions of Colorado Law and Our Charter and Bylaws” are only summaries. We encourage you to read our Amended and Restated Articles of Incorporation (our “Amended Articles”), Bylaws and shareholder rights plan, dated January 18, 2005, as amended, as further described in the section entitled “Certain Provisions of Colorado Law and Our Charter and Bylaws,” and the full texts of which have been filed as exhibits to the periodic reports previously filed with the SEC by us.  See “Where You Can Find More Information” on page S-28.  This summary does not purport to be complete and is subject and qualified in its entirety by reference to our Amended Articles, Bylaws and shareholder rights plan, which are incorporated by reference in this prospectus supplement. As of the date of this prospectus supplement, our Amended Articles authorizes us to issue 250,000,000 shares of our common stock, $0.01 par value per share. As of February 28, 2007, there were 142,396,230 shares of our common stock outstanding. All outstanding shares of the common stock are fully paid and nonassessable. Each share of our common stock includes an associated preferred stock purchase right issued under our shareholder rights plan.

Voting

Each share of common stock is entitled to one vote at all shareholders’ meetings. A quorum for purposes of meetings of common shareholders consists of a majority of the issued and outstanding shares of common stock. Once a quorum is established, action of a routine nature may be taken by a majority of the shares represented in person or by proxy at the meeting. Under our Amended Articles, if we issue a class of voting stock in addition to our common stock, actions on routine matters would require the affirmative vote of a majority of each class entitled to vote on the matters. Our common stock does not have cumulative voting rights in the election of directors. Our board of directors is divided into three classes, with the members of each class to be elected annually for three-year terms. The holders of our common stock may not take action by written consent in lieu of a meeting and must take any action at a duly called annual or special meeting of shareholders unless the consent is unanimous.

Subject to the rights of the holders of any series of preferred stock, at a meeting of shareholders called expressly for that purpose, the entire board of directors or any lesser number may be removed, with cause, by a vote of the holders of the majority voting power of our capital stock entitled to vote in the election of directors. However, the affirmative vote of holders of at least two-thirds of the voting power of our capital stock entitled to vote in the election of directors is required to remove directors for other than cause.

Our Amended Articles provide that, whenever a vote of a specified percentage of outstanding capital stock entitled to vote is required under Colorado law or the Amended Articles to approve a specified corporate transaction or proceeding, then the affirmative vote of that percentage of voting power of each class entitled to vote is also required.

An amendment to our Amended Articles requires the affirmative votes of the following: (1) at least a majority of the voting power of each class entitled to vote on the amendment; (2) in the case of an amendment changing the denial of preemptive rights, one vote per common share, no cumulative voting or the rights of common stock to share equally dividends (if any) declared on the common stock, or changing the required vote on such an amendment, two-thirds of the voting power of each class entitled to vote on the amendment; and (3) in the case of an amendment changing the provisions on directors including their removal, or changing the required vote on such an amendment, two-thirds of the voting power of each class entitled to vote on the amendment.

Dividend and Liquidation Rights

Subject to the rights and privileges relating to any outstanding shares of our preferred stock, all outstanding shares of common stock share equally in dividends and upon liquidation. Dividends are payable at the discretion of the board of directors at such time and in such amounts as they deem advisable, subject, however, to the provisions of the laws of the State of Colorado.

Miscellaneous

Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Our board of directors is authorized to issue shares of common stock without approval of shareholders. The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

For a description of the provisions of our Amended Articles and Bylaws that could have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), see the description in this prospectus supplement under the heading, “Certain Provisions of Colorado Law and Our Charter and Bylaws.”

The transfer agent of our common shares is Computershare Trust Company, N.A. Our shares of common stock are listed on the American Stock Exchange under the symbol “RTK”.

DESCRIPTION OF WARRANTS

Each warrant represents the right to purchase shares of our common stock at an exercise price equal to $3.28 per share, subject to adjustment as described below. Each warrant may be exercised on or after October 25, 2007 through and including April 25, 2012. Warrants may be exercised by sending us, or a designated warrant agent, a form of election for purchase of shares (attached to the warrant) together with payment in full of the exercise price by certified check or money order payable in United States currency; provided that, in certain situations described below, we may require the warrants be exercised by a “cashless” exercise method, whereby the holder of the warrant would receive a net number of shares pursuant to the formula contained in the warrant.

If we effect certain stock-based distributions or changes in our capital structure, such as a stock split or consolidation or stock dividend to all stockholders, then we will adjust the exercise price and/or number of shares purchasable under the warrants as required in the warrant to preserve the rights of the warrant holders. If we enter into a merger or consolidation or other reorganization in which our securities are reclassified or in which we are not the surviving corporation, the warrants will become exercisable for the securities which the holder would have received if the holder had exercised in full immediately prior to the reorganization event.

We will notify the warrant holder of any time that we are unable to issue the warrant shares without a restrictive legend because (a) the SEC has issued a stop order with respect to an effective registration statement registering the warrant shares, (b) the SEC otherwise has suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, (c) we have suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, or (d) otherwise.  If any such event has occurred and no exemption from the applicable registration requirements is available, the warrant will not be exercisable.  We will promptly notify the warrant holder of the cessation of any of the events described above that prevent the exercisability of the warrant.

No fractional common shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price of the warrant.

A warrant may be transferred by a holder in whole or in part without our consent by the holder executing an assignment in the form attached to the warrant and upon payment of any necessary tax or other governmental charge imposed upon such transfer.

The warrants will not be listed on any securities exchange or automated quotation system, and we do not intend to arrange for any exchange or quotation system to list or quote the warrants.

The common stock issued on exercise of the warrants will not be restricted, as long as there is an effective registration statement for the issuance of those shares.

This is a brief description of the material features of the warrants, not a complete a statement of all the terms. We have included the form of warrant as an exhibit to our Current Report on Form 8-K, which we will file with the SEC in connection with closing on the sale of the warrants. See “Where You Can Find More Information About Rentech” on page S-28.

CERTAIN PROVISIONS OF COLORADO LAW AND OUR CHARTER AND BYLAWS

The following summarizes certain provisions of our Amended Articles and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended Articles and Bylaws, copies of which are on file with the SEC as exhibits to the periodic reports previously filed by us. See “Where You Can Find More Information” in this prospectus supplement.

General.   Certain provisions of our Amended Articles and Bylaws could make our acquisition by a third party, a change in our incumbent directors, or a similar change of control more difficult, including:

•       an acquisition of us by means of a tender or exchange offer;

•       an acquisition of us by means of a proxy contest or otherwise; or

•       the removal of a majority or all of our incumbent directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

These provisions of our Amended Articles and Bylaws may also be significant for corporate matters.

Classified Board.   Our Amended Articles provide that when our board of directors consists of six or more directors, the directors must be divided into three classes, as nearly equal in number as possible, with the members of only one class to be elected annually for a three-year term. There are currently seven seats on our board of directors, divided into three classes, two of which include two directors and one of which currently includes three directors.

Election and Removal of Directors.   Our Amended Articles and Bylaws require that directors may be removed without cause only with the approval of holders of two-thirds of the voting power of our outstanding capital stock entitled to vote in the election of directors. Under our Amended Articles and Bylaws, any vacancy on our board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors in office. Our Amended Articles authorize up to nine members on our board of directors. The board of directors may, pursuant to a resolution adopted by a majority of the entire board, increase the size of our board up to the maximum number directors permitted under the Amended Articles and designate the directors to fill the vacancies.

Special Meeting of Shareholders.   Under our Bylaws and the Colorado Business Corporation Act, special meetings of our shareholders may be called by our president or the board of directors or upon written demand by the holders of shares representing at least ten percent of all votes entitled to be cast on any issue proposed to be considered at the meeting.

Requirements for Advance Notice of Shareholder Nominations and Proposals.   A shareholder may make a nomination for the election of a director only if written notice of such shareholder’s intent has been given in accordance with the Bylaws, with respect to an annual meeting, no later than the end of the fiscal year immediately preceding the annual meeting and, with respect to an election to be held at a special meeting, no later than the tenth day following the date on which notice of the special meeting was first mailed to our shareholders. To be timely, a shareholder seeking to propose business at an annual meeting must give notice of such proposal not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to the meeting or the 10th day following the first public announcement of the annual meeting date.

Shareholder Action by Written Consent.   Our Bylaws require that actions by our shareholders without a meeting must be in writing and signed by each shareholder entitled to vote on such action.

No Cumulative Voting.   Our Amended Articles provide that no shareholder is permitted to cumulate its votes in the election of directors or otherwise.

Approval of Sale of Assets; Mergers.   Under our Amended Articles, the sale, lease, exchange or other disposition of all or substantially all of our property and assets must be authorized or ratified by the affirmative vote of the holders of at least two-thirds of the capital stock then issued and outstanding, unless any class or series of stock is entitled to vote thereon as a class, in which event the authorization requires the affirmative vote of the holders of two-thirds of the shares of each class of shares entitled to vote as a class on the transaction. Under our Amended Articles and Colorado law, a merger with or into us must be approved by at least two-thirds of the voting power of each class or series of capital stock entitled to vote as a group on the merger.

Business Combinations with Interested Stockholders.   Approval by the holders of two-thirds of the voting power of our outstanding capital stock is required for certain “business combinations” with an “interested stockholder,” unless the transaction is either approved by a majority of our “continuing directors” or certain minimum price and procedural and other requirements are met. Generally, a “business combination” includes a merger, liquidation, recapitalization or other similar transaction or a sale of assets or securities having an aggregate “fair market value” (as defined in the Amended Articles) of $1 million or more. An “interested stockholder” generally means a beneficial owner (as defined in the Amended Articles) of more than 10% of our voting stock, certain assignees of such beneficial owners and certain of our affiliates that within the preceding two years were the beneficial owner of 10% of our voting stock. A “continuing director” is defined as any member of our board who is unaffiliated with the interested stockholder and was a member of the board prior to the time the interested stockholder became such, and any successor of a continuing director who is unaffiliated with the interested stockholder and is recommended by a majority of the continuing directors then on the board. The affirmative vote of the holders of 80% or more of the voting power of the shares of each class of shares entitled to vote as a class is required to amend this provision in the Amended Articles.

Shareholder Rights Plan.   We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of shares of preferred stock or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter an offer by a third party for the purchase of some or all of our outstanding securities and could have the effect of entrenching management. Pursuant to the shareholder rights plan, we amended our Amended Articles to authorize the issuance of rights to 500,000 shares of Series 1998-C Participating Cumulative Preference Stock. One preferred stock purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person (an “acquiring person”) along with its affiliates and associates becoming the beneficial owner (as defined in the shareholder rights plan) of 15% or more of our outstanding common stock, or the commencement by such person or public announcement by such person of the intention to commence a tender or exchange offer the consummation of which would result in such person becoming an acquiring person, in each case subject to specified exceptions. Each right entitles the registered holder to purchase from us one five-hundredth of a share of Series 1998-C Participating Cumulative Preference Stock, par value $10.00 per share, at an exercise price of $12.00 per 1/500 share, subject to adjustment in specified circumstances. If events specified in the shareholder rights plan occur, each holder of rights other than the acquiring person can exercise his or her rights. After a person becomes an acquiring person, when a holder exercises a right, the holder will be entitled to receive common stock valued (according to the shareholder rights plan) at twice the exercise price of the right. If we do not have sufficient authorized shares, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $.0001 per right (which amount is subject to adjustment under certain circumstances) at any time prior to the time a person becomes an acquiring person. Unless renewed the shareholder rights plan and the rights expire at the close of business on December 1, 2008, if the rights are not redeemed or exchanged earlier.

In the event we enter into any consolidation, merger, combination or other transaction in which shares of our common stock are exchanged for cash or other property, then each fractional interest is entitled to an amount per share equal to one-fifth of the amount of consideration to be received by a holder of each share of common stock, subject to adjustment in certain circumstances. A holder of each 1/500 of a share of the Series 1998-C Participating Cumulative Preference Stock would be entitled to three-fifths of a vote on all matters submitted to a vote of our shareholders, subject to adjustment in certain circumstances. If at any time dividends on the Series 1998-C Participating Cumulative Preference Stock are in arrears in an amount equal to six quarterly dividends thereon, all holders of preferred stock with dividends in arrears in an amount equal to six quarterly dividends thereon (voting as a single class) would have the right to elect two directors. Whenever quarterly dividends or other dividends or distributions payable on the Series 1998-C Participating Cumulative Preference Stock are in arrears, we would be in default in payment thereof, and until all accrued and unpaid dividends and distributions have been paid or set aside for payment in full, we would be prohibited from declaring or paying dividends or making any other distributions on, or, subject to certain exceptions, redeeming, purchasing or otherwise acquiring, shares of stock ranking junior to the preferred stock as to dividends or upon liquidation, dissolution or winding up. No share rights have become exercisable and no shares of preferred stock have been issued under the shareholder rights plan.

Restrictions regarding Personal Holding Company Status.   Our Amended Articles provide that any person who beneficially owns or intends to acquire an aggregate of more than 5%, or increase his ownership to more than 5%, of our common stock or other securities must submit a proposal to our board of directors at least 20 days before the proposed effective date of the transaction. Within 20 days of receipt of such proposal, we in our sole discretion have the right to disapprove the proposed acquisition if we determine in good faith that the transaction could or reasonably might, within a period of two years following the proposed date of the transaction, cause us to be classified as a personal holding company under the Internal Revenue Code of 1986, as amended. The board of directors has waived application of this provision with respect to this offering and future transactions until the board shall determine otherwise.

Limitations on Liability.   Our Amended Articles provide that no person who is or was a director will be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions under the Colorado Business Corporation Act. Our Amended Articles also provide for the indemnification of our directors and officers to the fullest extent authorized by the Colorado Business Corporation Act. Under the Colorado Business Corporation Act, a director may be paid expenses in advance of any proceeding for which indemnification may be payable, subject to certain conditions, including delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. We have also obtained policies of directors’ and officers’ liability insurance. These policies insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. The existence of such limitation on liability, indemnification and insurance may impede a change of control of us to the extent that a hostile acquirer seeks to litigate its contest for control with our directors and officers.

PLAN OF DISTRIBUTION

Credit Suisse Securities (USA) LLC, which we refer to as the placement agent, has entered into a placement agent agreement with us in which it has agreed to act as our placement agent in connection with the offering. Under the placement agent agreement, the placement agent  has agreed to use its best efforts to introduce us to investors who will purchase the units. The placement agent has no obligation to buy any of the shares or warrants from us or to arrange the purchase or sale of any specific number or dollar amount of the shares or warrants. We will enter into subscription agreements directly with investors in connection with this offering.

Certain investor funds may be deposited into an escrow account set up at JP Morgan Chase Bank, N.A., as escrow agent. The escrow agent will not accept any investor funds until the date of this prospectus supplement. Before the closing date, the escrow agent will notify the placement agent when funds to pay for the shares have been received. We will deposit the shares with The Depository Trust Company upon receiving notice from placement agent.  At the closing, The Depository Trust Company will credit the shares to the respective accounts of the investors. Warrants will be delivered in physical form. If the conditions to this offering are not satisfied or waived, then all investor funds that were deposited into escrow will be returned to investors and this offering will terminate.

We have agreed to pay the placement agent an aggregate fee equal to 5% of the gross proceeds of this offering. The following table shows the per share and total fees we will pay to the placement agent assuming all of the units offered by this prospectus supplement are issued and sold by us.

	Per Unit	Total
Placement agent fees payable by us	$0.14	$2,742,579.84

We estimate that our total expenses of this offering, excluding the placement agent fees, will be approximately $300,000.

We have agreed to indemnify the placement agent against certain liabilities relating to the offering, including liabilities under the Securities Act of 1933, or to contribute to payments that the placement agent may be required to make in that respect.

From time to time, the placement agent and its affiliates have provided, and may from time to time in the future provide, investment banking and other services to us for which they receive customary fees and commissions.

The placement agent has informed us that it does not intend to engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.

A prospectus supplement and the accompanying prospectuses in electronic format may be made available on the web sites maintained by the placement agent and the placement agent may distribute the prospectus supplement and the accompanying prospectuses electronically.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating certain information about us that we have filed with the SEC by reference in this prospectus supplement, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus supplement information that we file with the SEC after this date. The information we incorporate by reference is an important part of this prospectus supplement, and later information that we file with the SEC automatically will update and supersede the information we have included in or incorporated into this prospectus supplement.

We incorporate by reference the following documents we have filed, or may file,  with the SEC:

•       Our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 filed on December 14, 2006, as amended by Amendment No. 1 on Form 10-K/A filed on January 29, 2007 (including the portions incorporated by reference into such Annual Report from our Definitive Proxy Statement for our 2007 annual meeting filed on February 14, 2007);

•       Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006;

•       Our Current Reports on Form 8-K filed on October 23, 2006, November 16, 2006, December 7, 2006, December 14, 2006 (only for matters reported under Item 5.02), February 2, 2007, March 23, 2007, March 29, 2007 and April 20, 2007;

•       The description of capital stock and our Shareholder Rights Plan contained in our Form 8-A, including any amendments or reports filed for the purpose of updating the description; and

•       All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and before termination of this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Definitive Proxy Statement) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus supplement is part of registration statements (file numbers 333- 132594 and 333-125162) we have filed with the SEC on Form S-3 relating to the securities offered hereby. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statements and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to the registration statements. We may file certain other legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to reports we file with the SEC. You may refer to the registration statements and the exhibits for more information about us and our securities. The registration statements and exhibits are also available at the SEC’s Public Reference Room or through its web site at www.sec.gov.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following addresses:

Investor Relations
Rentech, Inc.
10877 Wilshire Boulevard, Suite 710
Los Angeles, CA 90024
(310) 571-9800

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the SEC’s public reference room at the following address:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

LEGAL MATTERS

Selected legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain matters of Colorado law, including the validity of the common stock offered hereby, will be passed upon for us by Holland & Hart LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the placement agent by Proskauer Rose LLP, Los Angeles, California.

P R O S P E C T U S

$75,000,000
Common Stock
Offered by
RENTECH, INC.

25,711,269 Shares
Common Stock
Offered by
Selling Shareholders

We may offer and sell from time to time shares of our common stock in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering, with an aggregate initial offering price of up to $75,000,000.

Certain shareholders of Rentech, Inc. identified in the section of this prospectus titled “Selling Shareholders” may offer and sell from time to time an aggregate of up to 25,711,269 shares of our common stock owned by those shareholders or issuable upon conversion or exercise of shares of Series A preferred stock, convertible notes, options and warrants held by those shareholders.

Our common stock trades on The American Stock Exchange under the symbol “RTK.” On May 16, 2005, the last reported sale price of our common stock on The American Stock Exchange was $1.40 per share.

We or the selling shareholders may sell these securities to or through one or more underwriters, broker-dealers or agents or directly to purchasers on a continuous or delayed basis. The names of any underwriters or agents will be included in a prospectus supplement regarding that offering. See “Plan of Distribution.”

Investing in our common stock involves risks that are described in the “risk factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 5, 2005

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf registration process, we may sell shares of our common stock in one or more offerings up to a total dollar amount of $75,000,000. In addition, this prospectus covers resales of up to 25,711,269 shares of our common stock owned by the selling shareholders or issuable upon conversion or exercise of shares of Series A preferred stock, convertible notes, options and warrants held by the selling shareholders.

Each time we (and to the extent required, the selling shareholders) offer to sell common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement.

We or the selling shareholders may sell these securities to or through one or more underwriters, broker-dealers or agents or directly to purchasers on a continuous or delayed basis. The names of any underwriters or agents will be included in a prospectus supplement regarding that offering. See “Plan of Distribution.”

You should carefully read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information About Rentech” before you invest in our common stock.

RENTECH, INC.

All references in this prospectus to “Rentech,” “we,” “us” and “our” are to Rentech, Inc. and its direct and indirect subsidiaries, unless the context otherwise requires.

Rentech is a process technology company focused on the efficient conversion of underutilized hydrocarbon resources into high-value fuels and chemical products. We have developed and license a patented and proprietary Fischer-Tropsch gas-to-liquids process, which we refer to as the Rentech Process, for converting synthesis gas made from coal, petroleum coke, natural gas and other solid or liquid carbon-bearing materials into high-value products. These include ultra-low sulfur and ultra-low aromatic transportation fuels, naptha, and specialty products, such as waxes, petrochemical feedstock, fuel cell feedstock and synthetic lubricant base stock. In addition, we have developed and patented process plans for integrating the Rentech Process with other GTL processes such as those for making nitrogen and methanol.

We are seeking to deploy our technology by acquiring an existing nitrogen fertilizer plant located in the United States, or in other existing gas process plants, as well as to license our technology to members of the energy industry worldwide. If we acquire a nitrogen fertilizer plant, we plan to continue to produce nitrogen fertilizers there while we convert the plant to use coal for more efficient and expanded production of nitrogen fertilizers, excess electrical power and our Fischer-Tropsch products.

In addition to our Fischer-Tropsch alternative fuels business, we own interests in two subsidiary businesses. Petroleum Mud Logging, Inc., our wholly owned subsidiary, provides well logging services to the oil and gas industry. REN Corporation, of which we own 56 percent, manufactures computer-controlled testing equipment systems and sells them on a custom-order basis to industrial manufacturers. We expect to sell these subsidiaries and focus on developing and commercializing our core Fischer-Tropsch alternative fuels business.

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We are a Colorado corporation, and our principal executive offices are located at 1331 17th Street, Suite 720, Denver, Colorado 80202-1557. Our telephone number is (303) 298-8008.

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the following factors and other information included or incorporated by reference in this prospectus in determining whether or not to purchase the securities offered under this prospectus.

Risks Relating to Our Financial Condition

Our working capital is not sufficient to meet our expected cash operating requirements for the period after September 30, 2005, and without additional financing and sources of revenue, we may not be able to continue our operations at the current level after that time.

Our working capital is primarily used for operations, investing activities and payments on debt. At March 31, 2005, we had negative working capital of $3,612,319. This compared to negative working capital of $1,266,653 at September 30, 2004. We have and will continue to expend substantial funds to continue to pay our present operating expenses, including our general and administrative costs, research and development of our technologies, and marketing the Rentech Process, and our investing activities and payments on debt. If we are not able to improve our working capital position, we will not be able to implement our plan to commercialize the Rentech Process through our proposed acquisition of an existing nitrogen fertilizer plant, realize revenues and cash flow from its operations, or maintain our operations at the current level. If we do not succeed in financing and purchasing a plant, we will have a less advantageous position to seek additional financing to fund our operations, including payment of the loans we obtained to provide working capital until the new financing we expect to obtain for financing a purchase. We believe the proceeds from our private placement of Series A preferred stock in April 2005 and revenues associated with feasibility studies related to proposed licenses of the Rentech Process and from operations and potential sales of our subsidiaries, will be adequate to fund our present level of operations through September 30, 2005. If we are unable to obtain additional debt or equity financing, our current available net cash profits from operations and a potential sale of some of our assets will not enable us to meet our expected cash operating requirements past the end of our fiscal year ending September 30, 2005.

If we do not receive funds from additional financing or other sources of working capital for our business activities, we would need to reduce, delay, or eliminate our expenditures, including our efforts to acquire an existing nitrogen fertilizer plant.

We need additional financing to maintain all of our operations, and substantially increased revenues and cash flow to accomplish our goal of acquiring an existing nitrogen fertilizer plant. We have, and will continue to expend substantial funds to continue research and development of our technologies, to market licenses of the Rentech Process, and to acquire existing plants that we expect to retrofit. We intend to finance our acquisition and conversion of plants primarily through non-recourse debt financing at the project level, as well as through equity financing. Additionally, we expect to obtain additional funds through joint ventures or other collaborative arrangements, and through debt and equity financing in the capital markets. Financing for our projects may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside our control. If we cannot obtain sufficient funds, we may be required to reduce, delay or eliminate expenditures for our business activities, including efforts to acquire and convert an existing plant to use coal; to reduce, delay or

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eliminate expenditures for research and development; or to seek to enter into a business combination transaction with, or sell some or all of our assets to others.

Without the operating profits that an existing nitrogen fertilizer plant might produce, we would be unable to fund our current operations or to implement our business plan.

Our business plan is to acquire an existing nitrogen fertilizer plant and to obtain profits from its continued operations to pay for our operating costs as well as for the loans we would undertake to purchase the plant. If we do not realize profits from the plant, we would be unable to continue our operations or to pay for the plant.

We will need to obtain funds from additional financing or other sources of working capital if we succeed in acquiring an existing nitrogen fertilizer plant and proceed to retrofit it. If we do not receive these funds, we would have to reduce, delay or eliminate our expenditures, including the planned reconfiguration.

After acquiring a plant that uses natural gas as feedstock, we plan to convert it to use less costly coal as the feedstock, and also to add a Fischer-Tropsch plant to use our Rentech Process. We expect the construction work for converting an existing plant to take approximately three and a half years of time, and to cost approximately $450 million. We anticipate financing these costs through a combination of project financing from one or more banks or other lenders, or sales of ownership interests in the plant, or other financing arrangements. We may seek limited amounts of economic development funding through development bonds or grants issued by the state or other governmental agencies with jurisdiction. We expect available governmental funding to be restricted to engineering studies and development work associated with the plant, rather than construction costs.

Our needs for capital to accomplish the conversion of an existing nitrogen fertilizer plant are very high, especially in relation to our financing capability, financial results, sources of revenues and total assets. Financing for our projects may not be available when needed or on terms acceptable or favorable to us. If we do not obtain the financing necessary for reconfiguring a plant, we will not realize the significant increases in revenues and cash flows that we anticipate. We would then expect to continue operating the plant with natural gas as the feedstock. The operating revenues of the plant, using natural gas, might not be profitable and would be significantly less than the operating revenues we expect if we are able to convert it to use coal and are also able to add our Rentech Process.

If we succeed in financing and acquiring an existing nitrogen fertilizer plant, our planned reconfiguration of the plant would require a substantial increase to our indebtedness and our debt to equity ratio, which could adversely affect our financial health and limit our ability to grow and compete.

We would need to obtain additional financing to convert a nitrogen fertilizer plant to use coal to produce synthesis gas and to implement our Rentech Process. As part of the final phase of the conversion, we expect to suspend production of a plant for approximately six weeks, and we would require sufficient working capital to support our present operations and pay expenses of the plant during this period. We estimate the required financing for the conversion and operating expenses could be approximately $450 million, a substantial portion of which would be debt. We would likely become highly leveraged and our debt to equity ratio would consequently increase. The degree to which we are leveraged could have important consequences to us. For example, it could:

•       limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•       increase our vulnerability to general adverse economic and industry conditions;

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•       require us to dedicate a substantial portion of our cash flow from operations to make interest payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•       limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, including limiting our ability to take advantage of significant business opportunities; and

•       place us at a competitive disadvantage as compared to some of our competitors that have less debt.

Without the proceeds of additional financing, our plan to generate new revenues from use of the Rentech Process would be hindered and delayed.

We plan to acquire an existing nitrogen fertilizer plant, and we expect that the operation of that plant will generate new revenues. We also expect that the successful implementation of our Rentech Process in such a plant would result in the commercial use of our technology and would enable us to license our technology to other energy companies and thereby generate licensing revenue. If we are unable to obtain sufficient financing to acquire a plant and reconfigure it to use coal and our technology, our plan to realize revenues from a plant, as well as from license fees, engineering services, royalties and catalyst sales, would be hindered and delayed.

We have never operated at a profit. If we do not achieve significant amounts of additional revenues and become profitable, we may be unable to continue our operations.

We have a history of operating losses and have never operated at a profit. From our inception on December 18, 1981 through March 31, 2005, we have incurred losses in the amount of $54,558,041. For the six months ended March 31, 2005, we recognized a net loss from continuing operations of $7,169,800 applicable to common shareholders. If we do not operate at a profit in the future, we would be unable to continue our operations at the present level. Ultimately, our ability to maintain our present level of business will depend upon earning a profit from commercialization of the Rentech Process through our use of it in a plant we may acquire or through licenses to others that generate preliminary study and preliminary design contracts, license fees and royalties for us. We have not been able to achieve commercial use of the technology to this time.

Risks Relating to Our Acquisition and Operation of a Nitrogen Fertilizer Plant

If we succeed in financing and acquiring an existing nitrogen fertilizer plant, we may never successfully operate the plant or effectively integrate its business with ours or effectively manage the plant.

We do not have significant experience managing the operation of a nitrogen fertilizer plant, and we might not be successful in doing so. If we are able to acquire a plant, our future financial performance would depend in part on our ability to integrate those business operations with our current operations. In order to integrate a newly acquired business into our current business, we would have to combine in a timely manner our financial and management controls, our administrative functions and our information systems. If we are not able to successfully manage a plant during the reconfiguration phase and thereafter, we might not be able to repay the debt we would incur to acquire the plant. As a result, our operating results and business would be negatively impacted.

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Assessing the feasibility of acquiring any nitrogen fertilizer plant is complex, and our assessment may not adequately evaluate the operating results and risks associated with a plant. Miscalculations in this regard could have a material adverse effect on our business, results of operations and financial condition.

We expect to evaluate and, where appropriate, pursue the acquisition of an existing nitrogen fertilizer plant that we can convert to use coal feedstock and to which we can add the Rentech Process. The successful acquisition of a plant requires an assessment of:

•       available supplies of low-cost coal and other feedstock;

•       market for production;

•       operating costs;

•       potential environmental liabilities, including hazardous waste contamination;

•       permits and other governmental authorizations required for our operations; and

•       potential work stoppages and other labor relations matters.

To make these assessments, we expect to perform a review of any such plant that we believe to be generally consistent with industry practices. The results of such a review are necessarily inexact, however, and their accuracy is inherently uncertain. These assessments might not reveal all existing or potential problems, nor would they necessarily permit us to become sufficiently familiar with the plant to fully assess its merits and deficiencies. We might not be able to identify suitable acquisition candidates in the future, and might not be able to complete potential acquisitions on terms our management considers favorable. Acquisitions of a plant could therefore pose numerous additional risks to our operations and financial results, including incurring substantial liabilities and lower revenues than we expected. These risks include:

•       unanticipated costs for the natural gas initially used and the subsequent coal feedstock;

•       problems integrating the purchased operations, personnel or technologies;

•       delayed or defective engineering plans for the reconfiguration;

•       overruns in construction costs;

•       diversion of resources and management attention from our other efforts;

•       entry into markets in which we have limited or no experience;

•       potential governmental limitations on application of nitrogen fertilizers due to concerns they pollute ground water; and

•       potential loss of key employees, particularly those of the acquired organization.

The market for natural gas has been volatile. If we acquire an existing nitrogen fertilizer plant and prices for natural gas increase significantly, we may not be able to economically operate the plant during the conversion phase while we continue to use natural gas as the feedstock.

If we succeed in acquiring a plant, we plan to continue to operate it with natural gas as the feedstock until we complete the conversion of the plant to use coal to produce the required synthesis gas. That would expose us to market risk due to increases in natural gas prices. We expect to purchase natural gas for use in a plant on the spot market. We expect to also use short-term, fixed supply, fixed price purchase contracts to lock in pricing for a portion of our natural gas requirements through the winter months when gas prices are usually the most volatile. These may not protect us from increases in the cost of our feedstock. An increase in the price of coal, after the conversion is completed, or in other commodities that we may use as feedstock at other fertilizer plants we might acquire in the future could also adversely affect our operating

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results. The prices of coal, natural gas or other commodities that we might use as feedstock are subject to wide fluctuations due to a variety of factors that are beyond our control. Higher than anticipated costs for the catalyst and other materials used in these plants could also adversely affect operating results. If we have those increased costs, they could materially adversely affect our business, results of operations and financial condition.

Lower prices for nitrogen fertilizers or downturns in market demands could reduce the revenues and profitability of the nitrogen fertilizer business.

Nitrogen fertilizer is a global commodity that experiences often unpredictable fluctuations in demand and an increasing supply on the world-wide market, and we believe we may face intense price competition from other domestic and foreign sources. In the recent past, nitrogen fertilizer prices have been volatile, often experiencing price changes from one growing season to the next. A downturn in nitrogen prices could have a depressing effect on the prices of most of the fertilizer products that we would sell after we acquire a plant, and might materially adversely affect our ability to economically convert the nitrogen fertilizer plant to use coal and produce liquid hydrocarbon products using the Rentech Process. If we are able to acquire a plant, and the price of the fertilizer product we would sell decreases or we do not successfully convert the plant to the use of coal feedstock and successfully add our Rentech Process and begin producing liquid hydrocarbon products, our business, results of operation and financial condition could be materially adversely affected.

Risks Related to the Rentech Process

The economic success of gas-fed Fischer-Tropsch plants using our technology may depend on the availability of natural gas at economic prices, and alternative uses of natural gas could cause the price of natural gas to increase.

Construction and operation of Fischer-Tropsch plants by us and our licensees for the use of natural gas with our technology will depend on the availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world and, in many circumstances the sale of natural gas for use as a feedstock in a Fischer-Tropsch plant may not be the highest value market for the owner of the natural gas, especially within the United States. Cryogenic conversion of natural gas to liquefied natural gas may compete with our Fischer-Tropsch plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, nitrogen, methanol and petrochemicals are also alternative markets for natural gas. Unlike many of our licensees, many of our competitors produce or have access to large volumes of natural gas, which may be used in connection with their Fischer-Tropsch operations. The availability of natural gas at economic prices for use as a feedstock for Fischer-Tropsch plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built or existing pipelines may be expanded into areas where Fischer-Tropsch plants using our technology are built, and this may affect the operating margins of these plants as other markets compete for available natural gas. If we or our licensees are unable to obtain natural gas at economical prices, plants that would use our technology may not be constructed and natural gas fed plants using our technology may not operate profitably. This would mean we may not receive revenues from use of our technology that we expect. That would materially adversely affect our business, results of operations and financial condition.

Our receipt of revenues from other businesses for plants our potential licensees might develop will depend on availability of capital and substantial efforts by them. The licensees could choose not to construct a Fischer-Tropsch plant based on the Rentech Process or to pursue alternative Fischer-Tropsch technologies.

We have not had adequate capital to finance, construct, and operate our own commercial plants. We have marketed licenses for use of the Rentech Process, but have no active licensees at this time. Under the

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license agreements we offer, a licensee would be responsible for obtaining sources of feedstock, conducting feasibility studies, recruiting personnel who are skilled in operating gas process plants, obtaining governmental approvals and permits, obtaining sufficient financing on favorable terms for the large capital expenditures required; possibly constructing infrastructure if not otherwise available at the plant site; designing, constructing and operating the plant; and marketing the products. The ability of any licensee to accomplish these requirements, and the efforts, resources and timing schedules to be applied by a licensee, will be controlled by the licensee. Whether licensees are willing to expend the resources necessary to construct Fischer-Tropsch plants will depend on a variety of factors outside our control, including the prevailing price outlook for crude oil, natural gas, coal, and refined products. In addition, our license agreements may generally be terminated by the licensee, with or without cause. Furthermore, our potential licensees are not restricted from pursuing alternative Fischer-Tropsch technologies on their own or in collaboration with others, including our competitors, for projects other than the ones we might license in the future.

The capital costs of coal supplies, natural gas fields, or other sources of feedstock that would use the Rentech Process require more capital than is available to us or to many of our potential licensees. These limitations have slowed and will continue to delay use of our technology and significant delays may occur before we realize substantial revenues, if any, from Fischer-Tropsch plants that use our Rentech Process. If our licensees do not proceed with commercial plants using the Rentech Process or do not successfully operate their plants, we will not significantly benefit from the licensing of our Fischer-Tropsch technology. To date, no licensee of the Rentech Process has proceeded to construct and operate a plant for which royalties on production would be due. If we do not receive payments under our license agreements, our anticipated revenues will be diminished. This would harm our results of operations and financial condition.

We and our licensees may be unable to successfully implement use of the Rentech Process at commercial scale Fischer-Tropsch plants.

A variety of results necessary for successful operation of the Rentech Process could fail to occur at a commercial plant. Results that could cause commercial scale Fischer-Tropsch plants to be unsuccessful include:

•       reaction activity different than that demonstrated in laboratory and pilot plant operations, which could increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs;

•       shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both, and increase operating costs; and

•       higher than anticipated capital and operating costs to design, construct or reconfigure and operate a Fischer-Tropsch plant.

In addition, our plants or those of our licensees could experience mechanical difficulties related or unrelated to elements of the Rentech Process. Our inability to construct and operate a commercial scale, Fischer-Tropsch plant based on the Rentech Process could materially adversely affect our business, results of operation and financial condition.

Construction of Fischer-Tropsch plants incorporating the Rentech Process, including conversion of existing nitrogen fertilizer plants to use coal and our Rentech Process, will be subject to risks of delay and cost overruns.

The construction of Fischer-Tropsch plants incorporating the Rentech Process, and our conversion of an existing plant to use coal and our Rentech Process, will be subject to risks of delay or cost overruns resulting from numerous factors, including the following:

•       obtaining sufficient financing;

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•       timely issuance of additional permits, licenses and approvals by governmental agencies and third parties;

•       inadequate engineering plans or delays, including those relating to the commissioning of newly designed equipment;

•       unanticipated changes in the coal supply and market demand for our products;

•       shortages of equipment, materials or skilled labor;

•       labor disputes;

•       environmental conditions and requirements;

•       unforeseen events, such as explosions, fires and product spills;

•       increased costs or delays in manufacturing and delivering critical equipment;

•       resistance in the local community; and

•       local and general economic conditions.

If construction of a plant or the conversion of an existing plant to the use of coal and our Rentech Process is delayed beyond the time we estimate, the actual cost of completion may increase beyond the amounts estimated in our capital budget. A delay would also cause a delay in the receipt of revenues projected from operation of the converted plant, which may cause our business, results of operation and financial condition to be substantially harmed.

Plants that would use the Rentech Process rely upon complex gas process systems. This creates risks of fire and explosions, which could cause severe damage and injuries, create liabilities for us, and materially adversely affect our business.

Plants that use our Fischer-Tropsch technology process carbon-bearing materials, including natural gas, into synthesis gas. Some plants will require the use of oxygen-producing systems to convert the feedstock into synthesis gas. These gases, especially oxygen, are highly flammable and explosive. Severe personal injuries and material property damage may result. If such accidents did occur, our licensees and we could have substantial liabilities and costs. We are not currently insured for these risks. Furthermore, accidents of this type would likely adversely affect operation of existing as well as proposed plants by increasing costs for safety features.

We could have potential indemnification liabilities to licensees relating to the operation of Fischer-Tropsch plants based on the Rentech Process and to intellectual property disputes.

We anticipate that our license agreements will require us to indemnify the licensee against specified losses relating to, among other things:

•       use of patent rights and technical information relating to the Rentech Process; and

•       acts or omissions by us in connection with our preparation of preliminary design packages for the licensee’s plant.

We may also provide our licensees with performance guarantees of the Rentech Process or some of its components. Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if Fischer-Tropsch plants based on the Rentech Process were to fail to operate according to the preliminary plans.

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Risks Relating to Our Business Generally

Our success depends on the performance of our executive officers and key employees, the loss of whom would disrupt our business operations.

Our success in implementing our business plan is substantially dependent upon the contributions of our executive officers and key employees. The individuals include Dr. Charles B. Benham, Dr. Mark S. Bohn, Dennis L. Yakobson and Richard O. Sheppard, each of whom has invented various aspects of the Rentech Process. We do not have key man life insurance for any of our executive officers or key employees. At this stage of our development, economic success of the Rentech Process depends upon several factors, including preliminary design of the synthesis gas reactors for the plants and startup to achieve optimal plant operations. That effort requires knowledge, skills, and relationships unique to our key personnel. Moreover, to successfully compete, we will be required to engage in continuous research and development regarding processes, products, markets and costs. Loss of the services of any executive officer or other key employee could have a material adverse effect on our business, operating results and financial condition.

Our success depends in part on our ability to protect our intellectual property rights, which involves complexities and uncertainties.

We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. Our revenues depend largely upon our ability to maintain control of rights to exploit our intellectual property. Our patents provide us the exclusive right to exploit our Fischer-Tropsch process. Our existing patents might be infringed upon, invalidated or circumvented by others. The availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and varies significantly from country to country. We or our licensees may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our Fischer-Tropsch technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

We may not become aware of patents or rights of others that may have applicability in our Fischer-Tropsch technology until after we have made a substantial investment in the development and commercialization of our technologies. Third parties may claim that we have infringed upon past, present or future Fischer-Tropsch technologies. Legal actions could be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, our joint venturers or our licensees, and we could be required to obtain a license from a third party in order to continue to test, market or commercialize our affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. If we are unable to successfully maintain our technology, including the Rentech Process, against claims by others, our competitive position would be harmed and our revenues could be substantially reduced, and our business, operating results and financial condition could be materially adversely affected.

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The Rentech Process may not compete successfully against Fischer-Tropsch technology developed by our competitors, many of whom have significantly more resources.

The development of Fischer-Tropsch technology for the production of liquid hydrocarbon products like ours is highly competitive. The Rentech Process is based on Fischer-Tropsch processes that have been known for almost 80 years and used in synthetic fuel projects for almost 50 years. Several major integrated oil companies, as well as several smaller companies, have developed or are developing competing technologies that they may offer to license to our potential customers. Each of these companies, especially the major oil companies, have significantly more financial and other resources than we do to spend on developing, promoting, marketing and using their Fischer-Tropsch technology. The U.S. Department of Energy has also sponsored a number of research programs in Fischer-Tropsch technology. Advances by others in their Fischer Tropsch technology might lower the cost of processes that compete with the Rentech Process. As our competitors continue to develop Fischer-Tropsch technologies, some part or all of our current technology could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

We expect to have foreign operations, and our business there would be subject to various risks due to unstable conditions.

We expect that the use of our Rentech Process will occur in foreign countries. The additional risks of foreign operations include rapid changes in political and economic climates; changes in foreign and domestic taxation; lack of stable systems of law in some countries; susceptibility to loss of protection of patent rights and other intellectual property rights; expatriation laws adversely affecting removal of funds; fluctuations of currency exchange rates; nationalization of property; civil disturbances; and war and other disruptions affecting operations. International operations and investments may also be negatively affected by laws and policies of the United States affecting foreign trade, investment and taxation. If any one or more of these events occurs, our revenues from overseas customers could be severely reduced or ended.

Risks Related to the Market for Our Common Stock

We have a very substantial overhang of common stock and future sales of our common stock will cause substantial dilution and may negatively affect the market price of our shares.

As of May 19, 2005, there were approximately 93.5 million shares of our common stock outstanding. As of that date, we also had an aggregate of approximately 31.4 million shares of common stock that may be issued upon exercise or conversion of outstanding convertible notes, Series A preferred stock, options and warrants. In addition, we have filed a shelf registration statement to register $75 million of our common stock for issuance in future financing transactions, which further increases our overhang.

We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options and warrants or conversion of convertible notes and shares of Series A preferred stock), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

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Our preferred stock has a liquidation preference that could reduce or eliminate any proceeds available to our common shareholders upon a sale of our company.

In the event a merger of Rentech or a sale or other disposition of substantially all of our assets, or in the event of a liquidation or dissolution, our Series A preferred shareholders are entitled to receive an aggregate liquidation preference of $9 million plus declared but unpaid dividends, before our common shareholders can receive any payment. As a result, in the event of our sale, liquidation or dissolution, including one in which the total proceeds represent a premium to the then prevailing price per share of our common stock, our common shareholders may experience substantial dilution in the amount payable to them, and if total proceeds are less than or equal to the liquidation preference, then our common shareholders will not receive any proceeds.

Protection provisions in our articles of incorporation may deter a third party from seeking to acquire control of us, which may reduce the market price of our stock.

Our Articles of Incorporation include provisions that may make it more difficult for a third party to acquire control of our Company. These provisions include:

•       grouping of the board of directors into three classes with staggered terms;

•       a requirement that directors may be removed without cause only with the approval of the holders of 66-2/3% of the outstanding voting power of our capital stock; and

•       a requirement that the holders of not less than 66-2/3% of the voting power of our outstanding capital stock approve certain business combinations of the Company with any holder of more than 10% of the voting power or an affiliate of any such holder unless the transaction is either approved by at least a majority of the uninterested and unaffiliated members of the board of directors or unless certain minimum price and procedural requirements are met.

We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of preferred share rights or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter a third party from tendering for the purchase of some or all of our stock and could have the effect of entrenching management and reducing the market price of our common stock.

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus and the information incorporated by reference into this prospectus that are not historical factual statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended; Section 27A of the Act; and pursuant to the Private Securities Litigation Reform Act of 1995. The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. They can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “anticipate,” “should” and other comparable terms or the negative of them. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Factors that could affect our results include, but are not limited to, those described under the heading “Risk Factors” above. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made.

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USE OF PROCEEDS

We will describe our intended use of the net proceeds from our sale of common stock offered by this prospectus in the applicable prospectus supplement. We currently plan to use all or a significant portion of such proceeds to acquire a nitrogen fertilizer plant. We estimate that the cash portion of the purchase price to acquire a plant would be at least $20 million. Unless the applicable prospectus supplement states otherwise, net proceeds not used to acquire and convert a nitrogen fertilizer plant will be added to our general funds and may be used for general corporate purposes, which may include, among other things, working capital, capital expenditures, acquisitions and repayment of short-term borrowings or other indebtedness. Pending any specific application, we initially may invest any proceeds in short-term marketable securities.

We will not receive any proceeds from sale of shares of our common stock by the selling shareholders. However, some of the shares covered by this prospectus that are registered for resale by the selling shareholders are issuable upon exercise of stock options and warrants and we may receive cash consideration in connection with any such exercise for cash. If all of the warrants and stock options are fully exercised for cash, we would receive proceeds, before expenses, of approximately $17,146,272. Any such proceeds will be used for general corporate purposes.

SELLING SHAREHOLDERS

This prospectus may be used by the selling shareholders identified in this section who may be entitled to reoffer and resell our common stock under circumstances requiring the use of a prospectus. The selling shareholders may sell up to 25,711,269 shares of our common stock pursuant to this prospectus.

Each selling shareholder may from time to time offer and sell pursuant to this prospectus the respective number of shares of our common stock as are set forth opposite the selling shareholder’s name in the table below. The following table sets forth the name of each selling shareholder and the following information, based on information they have provided to us:

•       the number of shares of our common stock beneficially owned by each selling shareholder;

•       the maximum number of shares that may be offered for sale by such selling shareholder under this prospectus; and

•       the number of shares and percentage of our outstanding common stock beneficially owned by each selling shareholder, assuming all such shares are sold.

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The selling shareholders may offer all, some or none of the common stock shown in the table. Because the selling shareholders may offer all or some portion of the common stock, we have assumed for purposes of completing the last two columns that all shares of common stock that may be offered will be sold by the selling shareholders pursuant to this prospectus. The percentage ownership show in the table is based on 93,492,073 shares of common stock issued and outstanding as of May 12, 2005, and, in the case of each selling shareholder, the number of shares of common stock which that selling shareholder has the right to acquire within 60 days through the exercise of options and warrants or the conversion of convertible securities.

	Number of Shares Beneficially	Number of Shares That		Shares Beneficially Owned After Completion of the Offering(1)
Name of Selling Shareholder	Owned(1)	May Be Offered		Number	Percentage
Executive Officers & Directors
John J. Ball	160,000	60,000	(5)	100,000	*
Charles B. Benham	955,907	9,770	(6)	946,137	*
Ronald C. Butz(2)	1,131,680	35,000	(6)	1,096,680	1.0%
Claude C. Corkadel III	211,316	26,316	(7)	185,000	*
John P. Diesel	120,000	90,000	(8)	30,000	*
Geoffrey S. Flagg	156,236	20,000	(9)	136,236	*
Michael F. Ray	305,998	238,498	(10)	67,500	*
James P. Samuels	492,500	54,202	(11)	438,298	*
Douglas L. Sheeran	350,850	60,000	(12)	290,850	*
Erich W. Tiepel	685,725	90,000	(12)	595,725	*
Dennis L. Yakobson(3)	1,108,548	35,000	(6)	1,073,548	1.0%
David P. Zimel	2,432,356	1,669,483	(13)	762,873	*
Mitchell Tech Group Placement
Mitchell Technology	1,250,000	1,250,000	(14)	—	*
Elliott & Company	150,000	150,000	(15)	—	*
Jefferies & Company, Inc(4)	265,000	200,000	(16)	65,000	*
Nov.-Dec 2004 Private Placement
C. David Callaham	8,914,173	2,042,729	(17)	6,871,444	7.3%
Geduld Capital Management LLC	383,772	274,123	(18)	109,649	*
Irwin Geduld Revocable Trust	383,772	109,649	(18)	274,123	*
JP Turner & Co., LP(4)	204,660	4,660	(18)	200,660	*
Daniel Kern(4)	548,245	548,245	(18)	—	*
Patrick Power	4,660	4,660	(18)	—	*
Consultants
DSN Enterprises, Ltd.	100,000	100,000	(19)	—	*
First Union Securities, Inc.(4)	44,064	44,064	(20)	—	*
Arthur Tower	212,000	25,000	(21)	187,000	*
Stand-Still Agreement
Royster-Clark, Inc.	500,000	500,000	(22)	—	*
Tucker Associates	120,000	60,000	(23)	60,000	*
April 2005 Private Placement
Iroquois Master Fund Ltd.	131,706	131,706	(24)	—	*
Gruber & McBaine International	65,853	11,853	(24)	54,000	*
Jon D. Gruber & Linda W. Gruber	65,853	13,171	(24)	52,682	*
Lagunitas Partners L.P.	65,853	40,829	(24)	25,024	*
Lazarus Investment Partners, L.P.	65,853	65,853	(24)	—	*
M.A.G. Capital, LLC	17,171,910	2,960,955	(24)	14,210,955	15.2%
Roger May	297,960	297,960	(25)	—	*
Mercator Momentum Fund, III	1,894,794	1,894,794	(26)	—	*
Mercator Momentum Fund, LP	1,105,296	1,105,296	(27)	—	*
Monarch Pointe Fund, Ltd.	6,473,880	6,473,880	(28)	—	*
Omicron Master Trust	65,853	65,853	(24)	—	*
Pentagon Special Purpose Fund, Ltd.	4,736,985	4,736,985	(29)	—	*
Pequot Mariner Onshore Fund L.P.	141,706	50,625	(24)	91,081	*
Pequot Scout Fund, L.P.	141,706	81,081	(24)	60,625	*
Portland Fixture Limited Partnership	1,848,634	65,853	(24)	1,782,781	1.9%
H. Leigh Severance	9,878	9,878	(24)	—	*
WMS Enterprises, LLC	3,298	3,298	(24)	—	*
Total		25,711,269

                  * Less than 1%.

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          (1) Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.

          (2) The number of shares beneficially owned by Mr. Butz excludes 150,000 shares owned by his spouse, of which Mr. Butz disclaims beneficial ownership.

          (3) The number of shares beneficially owned by Mr. Yakobson excludes 26,000 shares owned by his spouse, of which Mr. Yakobson disclaims beneficial ownership.

          (4) The selling shareholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling shareholder that such selling shareholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.

          (5) Shares issuable upon exercise of stock options granted July 27, 2002 issued as director compensation with exercise prices ranging from $0.47 to $1.09 per share, expiring at various periods up to January 17, 2007.

          (6) Shares of common stock that were acquired at $0.625 per share on July 9, 2004 upon exercise of stock options granted July 27, 2002.

          (7) Shares issued as inducement to accept employment at market value at various times from January 31, 2004 to December 31, 2004.

          (8) Includes (a) 60,000 shares issuable upon exercise of stock options granted July 27, 2002 issued as director compensation with exercise prices ranging from $0.47 to $1.09 per share, expiring at various periods up to January 17, 2007, and (b) 30,000 shares that were acquired upon exercise of stock options at $0.625 per share granted July 27, 2002.

          (9) Shares issuable upon exercise of stock options granted July 27, 2002 issued as officer compensation with exercise prices ranging from $0.41 to $1.05 per share, expiring at various periods up to July 10, 2007.

    (10) Includes (a) 156,250 shares issuable upon conversion of convertible notes, at a price of $1.52 per share, and (b) 82,248 shares issuable upon exercise of warrants at $1.61 per share, expiring April 7, 2008.

    (11) Shares acquired at $0.48 per share on March 31, 2004 upon exercise of a convertible promissory note dated July 11, 2002 issued for unpaid compensation.

    (12) Shares issuable upon exercise of stock options granted July 27, 2002 issued as director compensation with exercise prices ranging from $0.41 to $1.09 per share, expiring at various times up to July 10, 2007.

    (13) Includes (a) 1,098,750 shares issuable upon conversion of convertible notes, at a price of $1.52 per share, and (b) 575,733 shares issuable upon exercise of warrants at $1.61 per share, expiring April 7, 2008.

    (14) Shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring September 16, 2009, subject to extension under certain circumstances.

    (15) Shares issuable upon exercise of warrants with an exercise price of $0.94 per share, expiring September 16, 2009.

    (16) Includes (a) 50,000 shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring September 16, 2009, and (b) 150,000 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008.

    (17) Includes (a) 946,239 shares issuable upon conversion, at market price on the date of conversion, of a convertible promissory note, and (b) 1,096,490 shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring November 18, 2007.

    (18) Shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring November 18, 2007.

    (19) Shares issuable upon exercise of stock options granted November 3, 2002 with an exercise price of $0.90 per share, expiring November 2, 2006.

    (20) Shares acquired upon exercise of stock options dated October 12, 2000 at $0.66 per share.

    (21) Shares issuable upon exercise of stock options dated May 16, 2001 and July 11, 2002 with exercise prices ranging from $0.41 to $1.05 per share, expiring at various periods up to July 10, 2007.

    (22) Includes (a) 250,000 shares issuable upon exercise of stock options with an exercise price of $0.94 per share, expiring July 29, 2009, and (b) 250,000 shares issuable upon exercise of stock options with an exercise price of $1.50 per share, expiring December 8, 2009.

    (23) Shares issuable upon exercise of stock options with an exercise price of $1.14 per share, expiring October 1, 2009.

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    (24) Shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008. The shares of Series A preferred stock and warrants granted to Mercator Momentum Fund, III, Mercator Momentum Fund, LP, Monarch Pointe Fund, Ltd., Pentagon Special Purpose Fund, Ltd., and M.A.G. Capital, LLC, contain provisions prohibiting any conversion of the preferred stock or exercise of the warrants that would result in these entities or their affiliates beneficially owning more than 9.99% of our outstanding common shares as determined under Section 13(d) of the exchange Act. As a result of these provisions, such entities disclaim beneficial ownership in excess of 9.99% of our outstanding common shares.

    (25) Includes (a) 27,960 shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring November 10, 2007, and (b) 270,000 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008.

    (26) Includes (a) 394,794 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008, and (b) 1,500,000 shares, representing the maximum number of shares that may be issued upon conversion of shares of Series A preferred stock held by the selling shareholder, based on the minimum conversion rate of $0.80 per share.

    (27) Includes (a) 230,296 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008, and (b) 875,000 shares, representing the maximum number of shares that may be issued upon conversion of shares of Series A preferred stock held by the selling shareholder, based on the minimum conversion rate of $0.80 per share.

    (28) Includes (a) 1,348,880 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008, and (b) 5,125,000 shares, representing the maximum number of shares that may be issued upon conversion of shares of Series A preferred stock held by the selling shareholder, based on the minimum conversion rate of $0.80 per share.

    (29) Includes (a) 986,985 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008, and (b) 3,750,000 shares, representing the maximum number of shares that may be issued upon conversion of shares of Series A preferred stock held by the selling shareholder, based on the minimum conversion rate of $0.80 per share.

The number of shares of common stock issuable upon conversion of the Series A preferred stock, convertible promissory notes, options and warrants described in the footnotes of the preceding table is subject to adjustment under certain circumstances, including in the event of a stock split, stock dividend, recapitalization or similar event or pursuant to the anti-dilution provisions of such securities.

Certain Relationships and Material Transactions

The following is a description of positions, offices and other material relationships which certain selling shareholders have or had with Rentech during the past three years and of all material transactions between Rentech and the selling shareholders during the past three years.

Directors, Officers and Affiliates.   The following selling shareholders are current or former directors or officers of Rentech or its subsidiaries:

•       John J. Ball, John P. Diesel and Douglas L. Sheeran are each former directors of Rentech. Messrs. Ball and Diesel resigned from our Board of Directors effective November 12, 2004, and Mr. Sheeran resigned effective May 11, 2005.

•       Charles B. Benham is our Vice President—Research and Development.

•       Mark S. Bohn is Vice President—Engineering of Rentech and President of our wholly owned subsidiary Rentech Services Corporation.

•       Ronald C. Butz is our Vice President, Chief Operating Officer and Secretary and is a member of our Board of Directors.

•       Claude C. Corkadel III is our Vice President—Strategic Programs.

•       James P. Samuels served as our Chief Financial Officer until his resignation on December 31, 2003.

•       Geoffrey S. Flagg is our Chief Financial Officer.

•       Michael F. Ray, Erich W. Tiepel and David P. Zimel are members of our Board of Directors.

•       Dennis L. Yakobson is our President and Chief Executive Officer and Chairman of our Board of Directors.

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Mitchell Technology Private Placement.

On September 17, 2004, we entered into a Securities Purchase Agreement with Mitchell Hospitality Investments through its affiliate, Mitchell Technology Investments. Mitchell agreed to provide us a credit facility of up to $2,000,000 and we issued warrants to Mitchell Technology Investments, an affiliate of Mitchell Hospitality Investments, for the purchase of 1,250,000 shares of common stock at an exercise price of $1.14 per share of the common stock.

JP Turner & Co., LP and Jefferies & Company, Inc. acted as placement agents for the Mitchell Technology Private Placement and are registered broker-dealers. We issued warrants to JP Turner & Co. to purchase up to 4,660 shares of our common stock at a price of $1.14, and we issued warrants to Jeffries & Company to purchase up to 50,000 shares of our common stock at a price of $1.14. Elliott & Company acted as a finder in connection with the Mitchell Technology Private Placement, and received warrants to purchase 100,000 shares of our common stock with an exercise price of $0.94 per share, expiring September 16, 2009.

November-December 2004 Private Placement.

On November 18, 2004, C. David Callaham, an existing shareholder of Rentech, loaned $1,000,000 to us in exchange for a convertible promissory note and warrants to purchase 1,096,490 shares of our common stock for an exercise price of $1.14 per share, which may be exercised for a period of three years ending November 18, 2007.

On December 1, 2004, we borrowed a total of $850,000 from Irwin Geduld Revocable Trust, Geduld Capital Management LLC and Daniel Kern. We also issued warrants to each of these investors, for their purchase of 109,649, 274,123 and 548,245 shares, respectively, of our common stock. The warrants may be exercised at $1.14 per share of common stock, subject to adjustments, and may be exercised for a period of three years ending November 16, 2007. Daniel Kern is a registered broker-dealer.

JP Turner & Co. acted as placement agent in connection with the November-December 2004 Private Placement and received warrants to purchase up to 37,280 shares of our common stock with an exercise price of $1.14 per share, expiring September 16, 2009.

Royster-Clark Standstill Agreement.   In August 2004 we entered into a letter of intent with Royster-Clark, Inc. regarding our intention to negotiate for the purchase of its subsidiary, Royster-Clark Nitrogen, Inc. As consideration for our right to exclusively negotiate a purchase contract and later to extend the period of our right to conduct exclusive negotiations, we granted stock options to Royster-Clark, Inc. for the purchase of our common stock. The options allow Royster-Clark, Inc. to purchase up to 250,000 shares at an exercise price of $0.94 per share, ending July 29, 2009, and to purchase up to 250,000 shares at an exercise price of $1.50 per share, expiring December 8, 2009.

April 2005 Private Placement.   On April 8, 2005, we entered into a Securities Purchase Agreement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC) through its designated funds Monarch Pointe Fund, Ltd, Mercator Momentum Fund, III, LP, and Mercator Momentum Fund, LP, and with Pentagon Special Purpose Fund, Ltd. We sold a total of 90,000 shares of our Series A preferred stock at a price of $100 per share. The preferred stock is convertible into shares of our common stock at 80 percent of the volume weighted average price per share for the five trading days preceding any conversion, but not at more than $1.3852 or less than $0.80 per share. We also issued warrants for the purchase of an aggregate of 5,921,910 shares of common stock. The warrants may be exercised at a price of $1.61 per share for a term of three years, expiring April 8, 2008.

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In connection with the April 2005 private placement, we issued warrants to Iroquois Master Fund Ltd., Gruber & McBaine International, Jon D. Gruber & Linda W. Gruber, Lagunitas Partners L.P., Lazarus Investment Partners, L.P., Roger May, Omicron Master Trust, Pequot Mariner Onshore Fund L.P., Pequot Scout Fund, L.P., Portland Fixture Limited Partnership, H. Leigh Severance and WMS Enterprises, LLC, as a breakup fee for subscriptions that we did not accept. The warrants allow the holders to purchase of an aggregate of 540,000 shares of common stock at an exercise price of $1.61 per share that expire April 8, 2008.

Jeffries & Company, Inc. acted as placement agent for the April 2005 Private Placement and received warrants to purchase 150,000 shares of common stock at a price of $1.46 per share, expiring April 7, 2008.

Roger May acted as a finder in connection with the April 2005 Private Placement. As compensation, we granted him warrants to purchase up to 270,000 shares of our common stock at a price of $1.61 per share, expiring April 8, 2008.

Consultants.   We have issued shares of our common stock or warrants to purchase common stock as compensation to certain consultants, as described below.

•       DSN Enterprises, Ltd. provided financial consulting services to us. As compensation, on November 3, 2003, we granted DSN an option to purchase up to 100,000 shares of common stock, at $0.90 per share, expiring November 2, 2006.

•       Arthur Tower provided public relations services to us. As compensation, on May 16, 2001, we granted him options to purchase up to 15,000 shares at $1.05 per share, expiring May 15, 2006, and on July 11, 2002 we granted him options to purchase 10,000 shares at $0.41 per share, expiring July 10, 2007.

•       Tucker Associates provided lobbying services to us. As compensation, on October 1, 2003, we granted Tucker an option to purchase 60,000 shares at $0.63 per share, expiring September 30, 2006.

PLAN OF DISTRIBUTION

Distributions by Rentech

We may sell shares of our common stock from time to time to investors directly or through agents or pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may also issue shares in satisfaction of obligations that would otherwise be payable in cash, including as payment of dividends to the holders of our preferred stock.

We may sell the shares

•       through one or more underwriters or dealers;

•       directly to purchasers;

•       through agents; and

•       through a combination of any of these methods of sale.

We may distribute the shares from time to time in one or more transactions at:

•       a fixed price or prices, which may be changed;

•       market prices prevailing at the time of sale;

•       prices related to the prevailing market prices; or

•       negotiated prices.

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Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers as their agents in connection with the sale of the securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

In connection with the offering of certain offered securities, certain persons participation in such offering may engage in transactions that stabilize, maintain or otherwise affect the market prices of such offered securities of our other securities, including stabilizing transactions, syndicate covering transactions and the imposition of penalty bids.

The underwriters, dealers or agents and their associates may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

Distributions by Selling Shareholders

We are registering 25,711,269 shares of our common stock on behalf of the selling shareholders. As used in this prospectus, “selling shareholders” includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus) selling shares received from a named selling shareholder after the date of this prospectus.

We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will pay for all selling discounts and commissions, if any.

The selling shareholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

•       on any national exchange on which the shares are listed or any automatic quotation system through which the shares are quoted,

•       in the over-the-counter market,

•       in privately negotiated transactions,

•       through put and call transactions,

•       through short sales, and

•       a combination of such methods of sale.

The selling shareholders may sell their shares:

•       at fixed prices,

•       at prevailing market prices at the time of sale,

•       at varying prices determined at the time of sale, or

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•       at privately negotiated prices.

The selling shareholders may use brokers, dealers or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling shareholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). Some of the selling shareholders who are not contractually prohibited from doing so may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales.

The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor any selling shareholder can presently estimate the amount of such compensation. Because a selling shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

We are not aware of whether the selling shareholders have entered into any agreements, understandings or arrangements with any broker-dealers regarding the sale of their shares, nor are we aware that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that rule.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

Loren L. Mall, Vice President—Legal of Rentech, has passed upon the validity of the common stock offered by this prospectus.

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EXPERTS

The financial statements incorporated by reference on Form 10-K in this prospectus have been audited by Ehrhardt Keefe Steiner & Hottman P.C., independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s public reference room at the following address:

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Our filings also are available from the Commission’s Internet site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating certain information about us that we have filed with the Securities and Exchange Commission by reference in this prospectus, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus information that we file with the Commission after this date. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Commission automatically will update and supersede the information we have incorporated into this prospectus as exhibits.

We incorporate by reference the following documents we have filed, or may file, with the SEC:

•       Our Annual Report on Form 10-K for the fiscal year ended September 30, 2004;

•       As amended by Amendment No. One on Form 10-K/A filed May 23, 2005 and Amendment No. Two, on Form 10-K/A filed on July 15, 2005;

•       Our Quarterly Reports on Form 10-Q for the three months ended December 31, 2004 (as amended by Amendment No. One on Form 10-Q/A filed on May 23, 2005 and Amendment No. Two on Form 10-Q/A filed on July 15, 2005;

•       Our Quarterly Reports on Form 10-Q for the three months ended March 31, 2005 (as amended by Amendment No. One on Form 10-Q/A filed on July 15, 2005 and Amendment No. Two on Form 10-Q/A filed on July 26, 2005;

•       Our Current Reports on Form 8-K filed on December 16, 2004, January 19, 2005 (as amended by Amendments on Form 8-K/A filed on January 27, 2005, February 22, 2005, March 3, 2005, and March 27, 2005), March 10, 2005 (as amended by Amendment on Form 8-K/A filed on April 4, 2005) and April 14, 2005; March 23, 2005; April 4, 2005; April 14, 2005; May 13, 2005; May 20, 2005; and May 27, 2005;

•       The description of capital stock contained in our Form 8-A dated April 4, 2000 and filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating the description; and

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•       All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before termination of this offering.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following addresses:

Investor Relations
Rentech, Inc.
1331 17th Street, Suite 720
Denver, CO 80202
(303) 298-8008

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, the shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

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PROSPECTUS

$150,000,000

DEBT SECURITIES

PREFERRED STOCK

DEPOSITARY SHARES

COMMON STOCK

WARRANTS

We may from time to time sell any combination of debt securities, common stock, preferred stock (either separately or represented by depositary shares) and warrants described in this prospectus in one or more offerings. Each share of our common stock includes an associated preferred stock purchase right issued under our shareholder rights plan dated January 18, 2005. Payment obligations under any series of debt securities may be guaranteed, on a joint and several basis, by one or more of our subsidiaries. The aggregate initial offering price of all securities sold under this prospectus will not exceed $150,000,000.

This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide specific terms of the securities offered in a prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

We will sell these securities directly to one or more purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

Our common stock trades on the American Stock Exchange under the symbol “RTK.”

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2006

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ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

RENTECH, INC.

All references in this prospectus to “Rentech,” “we,” “us” and “our” are to Rentech, Inc. and its direct and indirect subsidiaries, unless the context otherwise requires.

Our mission is to develop projects and commercialize technologies that transform underutilized energy resources into valuable and clean alternative fuels, chemicals and power. We have developed and are in the process of commercializing our patented and proprietary technology, which we refer to as the “Rentech Process,” for converting synthesis gas, a mixture of hydrogen and carbon monoxide derived from coal and other solid and liquid carbon-bearing materials, as well as from industrial gas and natural gas, into clean-burning, liquid hydrocarbon products, including diesel fuel, aviation fuel, naphtha and other chemicals.

We are planning to deploy our Rentech Process by purchasing Royster-Clark Nitrogen, Inc. (“RCN”), which owns a nitrogen fertilizer plant in East Dubuque, Illinois. On November 5, 2005, Rentech Development Corporation, a wholly-owned subsidiary of Rentech, Inc., entered into a definitive Stock Purchase Agreement with Royster-Clark, Inc. for the purchase of all the issued and outstanding shares of capital stock of RCN. The East Dubuque plant is an operating integrated plant rated at 830 tons of ammonia per day. It produces ammonia, urea ammonium nitrate, nitric acid and urea, among other fertilizer products. We intend to operate the plant for the production of nitrogen fertilizer products while we add a commercially available coal gasification process that converts the plant to use synthesis gas derived from coal, instead of more expensive natural gas. In addition, we plan to add our Rentech Process to produce liquid hydrocarbon products from the excess synthesis gas produced from the coal gasification process. The converted facility is also expected to produce enough power to meet all of its needs and, if market conditions are favorable, will provide excess power for sale to the local grid. We refer to the integration of our Rentech Process with nitrogen fertilizer processes and the associated production of power as “polygeneration”.

We are also pursuing complementary or synergistic opportunities to develop alternative fuels as an adjunct to nitrogen fertilizer plant acquisitions and conversions, including one in Natchez, Mississippi, where we and a partner would construct a polygeneration facility on currently undeveloped land situated along the Mississippi River at the Port of Natchez. We are also exploring opportunities to participate with a partner in the development of additional alternative fuels projects, including biodiesel facilities, where such projects could be located near our proposed Fischer-Tropsch plants.

We also plan to build and operate a fully integrated Fischer-Tropsch, coal-to-liquids, product development unit facility at a dormant methanol facility our subsidiary, Sand Creek Energy, LLC, owns in Commerce City, Colorado, which we believe would be able to demonstrate production of hydrocarbon products from varying feedstocks to groups that have expressed an interest in using the Rentech Process.

In addition to our Fischer-Tropsch alternative fuels segment, we conduct our oil and gas field services segment through our wholly-owned subsidiary, Petroleum Mud Logging, Inc.

Our executive offices are located at 1331 17th Street, Suite 720, Denver, Colorado 80202. Our telephone number is (303) 298-8008.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in our filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, incorporated by reference herein, before making an investment decision.

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus and the information incorporated by reference into this prospectus that are not historical factual statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended; Section 27A of the Securities Act of 1933, as amended; and pursuant to the Private Securities Litigation Reform Act of 1995. The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. They can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “anticipate,” “should” and other comparable terms or the negative of them. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Factors that could affect our results include, but are not limited to, those referred to under the heading “Risk Factors” above. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made.

RATIO OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the periods presented. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.

	Three Months Ended December 31,	Fiscal Year Ended September 30,
	2005	2005	2004	2003	2002	2001
	(in thousands)
Ratio of earnings to fixed charges(1)(2)	—	—	—	—	—	—
Coverage deficiency	$5,628	$13,572	$6,240	$8,606	$4,687	$6,387

(1)          In computing the ratio of earnings to fixed charges: (i) earnings were calculated from income from continuing operations, before income taxes and fixed charges; and (ii) fixed charges were computed from interest expense, amortization of debt issuance costs, and the estimated interest included in rental expense.

(2)          In each of the periods presented, earnings were insufficient to cover fixed charges.

USE OF PROCEEDS

We will describe our intended use of the net proceeds from our sale of securities offered by this prospectus in the applicable prospectus supplement. Pending any specific application, we initially may invest any proceeds in short-term marketable securities.

PLAN OF DISTRIBUTION

We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers, (2) through agents and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions:

•       at a fixed price or prices, which may be changed;

•       at market prices prevailing at the time of sale;

•       at prices related to such prevailing market prices; or

•       at negotiated prices.

We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions form the purchasers for which they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof and to reimburse those persons for certain expenses.

The securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement. We will also indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We may offer under this prospectus up to $150,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $150,000,000. Unless otherwise specified in a prospectus supplement, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

The debt securities will be issued under an indenture between us and a trustee, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth in an officers’ certificate or a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement.

We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

•       the title of the debt securities;

•       the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•       any limit on the aggregate principal amount of the debt securities;

•       the date or dates on which we will pay the principal on the debt securities at their stated maturity or otherwise;

•       the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•       the place or places where principal of and interest on the debt securities will be payable;

•       the terms and conditions upon which we may redeem the debt securities;

•       any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•       the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•       the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•       whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•       the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•       the currency of denomination of the debt securities;

•       the designation of the currency, currencies or currency units in which payment of principal of and interest on the debt securities will be made;

•       if payments of principal of or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•       the manner in which the amounts of payment of principal of or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index;

•       any provisions relating to any security provided for the debt securities;

•       any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•       any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•       any other terms of the debt securities, which may not be consistent with the provisions of the indenture, except as described under “—Modification and Waiver,” but which may modify or delete any provision of the indenture as it applies to that series; and

•       any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

In addition, the indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the officer’s certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock, preferred stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities.   You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

Global Debt Securities and Book-Entry System.   Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and premium and interest on book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. Our company, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of principal of or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

No Protection In the Event of a Change of Control

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, and may not permit any person to merge into, or convey, transfer or lease the properties and assets substantially as an entirety to us, unless:

•       the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•       immediately after giving effect to the transaction, no event of default, and no event which, after notice or passage of time, would become an event of default, shall have occurred and be continuing under the indenture; and

•       certain other conditions are met.

Events of Default

Unless otherwise provided in the establishing Board resolution, supplemental indenture or officers’ certificate, event of default means, with respect to any series of debt securities, any of the following:

•       default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•       default in the payment of principal of any debt security of that series when due and payable;

•       default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•       default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•       default in the payment of any debt (including debt securities of any other series) when it becomes due aggregating $150,000, or more, and such debt is not discharged or acceleration is not rescinded or annulled within ten days after written notice to us by the holders of such debt in the manner provided in the applicable debt instrument;

•       certain events of bankruptcy, insolvency or reorganization of our company; and

•       any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

No event of default with respect to a particular series of debt securities (except as indicated above and as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul such declaration and its consequences if all events of default with respect to debt securities of that series, other than the non-payment of principal that has become due and payable solely as a result of such declaration of acceleration, have been waived as provided in the indenture, and we have paid or deposited with the trustee a sum sufficient to pay:

•       all overdue interest on all debt securities of that series;

•       the principal of any debt securities of that series which have become due otherwise than by such declaration of acceleration, and interest thereon;

•       interest upon any overdue principal and interest, to the extent payment thereof is lawful; and

•       all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel;

We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•       that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•       the holders of 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request within 60 days of receipt of such notice, and the trustee has failed to institute the proceeding within such 60 day period.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•       change the amount of debt securities whose holders must consent to an amendment or waiver;

•       reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•       reduce the principal of or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•       reduce the principal amount of discount securities payable upon acceleration of maturity;

•       waive a default in the payment of the principal of or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•       make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•       make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of and interest on those debt securities, to institute suit for the enforcement of any such payment and to waivers or amendments, and provisions with respect to determining the currency exchange rate for certain amounts specified in the indenture in U.S. dollars; or

•       waive a redemption payment with respect to any debt security or change any provisions with respect to the redemption of any debt security.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of or any interest on any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance.   The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, including any mandatory sinking fund or analogous payments and interest on debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants.   The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•       we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•       any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

The conditions include:

•       depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal and interest on and any mandatory sinking fund in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•       delivering to the trustee an opinion of counsel confirming that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred.

Covenant Defeasance and Events of Default.   In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

“Foreign Government Obligations”   means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

•       direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•       obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

Subsidiary Guarantees

If specified in the prospectus supplement, certain of our subsidiaries may guarantee our obligations relating to debt securities issued under this prospectus. The specific terms and provisions of each subsidiary guarantee will be described in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common stock, preferred stock or depositary shares. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent. The warrant agent will act solely as our agent in connection with the series of warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

•       the title of the warrants;

•       the aggregate number of the warrants;

•       the price or prices at which the warrants will be issued;

•       the designation, terms and number of shares of debt securities, common stock, preferred stock or depositary shares purchasable upon exercise of the warrants;

•       the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

•       the date, if any, on and after which the warrants and the related debt securities, common stock, preferred stock or depositary shares will be separately transferable;

•       the price at which each share of debt securities, common stock, preferred stock or depositary shares purchasable upon exercise of the warrants may be purchased;

•       the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

•       the minimum or maximum amount of the warrants which may be exercised at any one time;

•       information with respect to book-entry procedures, if any;

•       a discussion of certain federal income tax considerations; and

•       any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is only a summary. We encourage you to read our Amended and Restated Articles of Incorporation and Bylaws, which are incorporated by reference in the registration statement of which this prospectus forms a part. As of the date of this prospectus, our Articles of Incorporation authorizes us to issue 250,000,000 shares of our common stock, $.01 par value per share. As of March 15, 2006, there were 119,525,584 shares of our common stock outstanding. All outstanding shares of the common stock are fully paid and nonassessable. Each share of our common stock includes an associated preferred stock purchase right issued under our shareholder rights plan dated January 18, 2005. For more information regarding our shareholder rights plan, see the description in this prospectus under the heading, “Certain Provisions of Colorado Law and Our Charter and Bylaws—Shareholder Rights Plan.”

Voting

Each share of common stock is entitled to one vote at all shareholders’ meetings. A quorum for purposes of meetings of common shareholders consists of a majority of the issued and outstanding shares of common stock. Once a quorum is established, action of a routine nature may be taken by a majority of the shares represented in person or by proxy at the meeting. Our common stock does not have cumulative voting rights in the election of directors. Our board of directors is divided into three classes, with the members of each class to be elected annually for three-year terms.

The holders of our common stock may not take action by written consent in lieu of a meeting and must take any action at a duly called annual or special meeting of shareholders unless the consent is unanimous.

Subject to the rights of the holders of any series of preferred stock, at a meeting of shareholders called expressly for that purpose, the entire board of directors or any lesser number may be removed, with cause, by a vote of the holders of the majority voting power of our capital stock. However, the affirmative vote of holders of at least two-thirds of the voting power of our capital stock is required to remove directors for other than cause.

Dividend and Liquidation Rights

Subject to the rights and privileges relating to any outstanding shares of our preferred stock, all outstanding shares of common stock share equally in dividends and upon liquidation. Dividends are payable at the discretion of the board of directors at such time and in such amounts as they deem advisable, subject, however, to the provisions of the laws of the State of Colorado.

Miscellaneous

Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Our board of directors is authorized to issue shares of common stock without approval of shareholders. The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

For a description of the provisions of our Amended Articles of Incorporation and Bylaws that could have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), see the description in this prospectus under the heading, “Certain Provisions of Colorado Law and Our Charter and Bylaws.”

DESCRIPTION OF PREFERRED STOCK

The following briefly summarizes the general terms of our preferred stock. You should read the particular terms of any series of preferred stock offered by us, which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of our Amended and Restated Articles of Incorporation and the Articles of Amendment relating to each particular series of preferred stock for provisions that may be important to you. The Articles of Amendment relating the particular series of preferred stock offered by an accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement.

Our board of directors is authorized, without shareholder approval, to issue up to 1,000,000 shares of preferred stock, par value $10.00 per share, (or fractions thereof) in one or more series. As of the date of this prospectus, 500,000 of such shares have been reserved for issuance under our shareholders rights plan. Our board of directors is authorized to establish from time to time a series of preferred stock with the following terms specified:

•       the number of shares to be included in the series; and

•       the designation, preferences, limitations and relative rights of the shares of the series.

Our preferred stock will not have voting rights unless provided by the board of directors, and then only in the circumstances determined by the board of directors. Shares of preferred stock, if and when issued, may be expected to have a priority over the common stock, both as to dividends and upon liquidation.

All shares of preferred stock offered hereby will not have any preemptive or similar rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

We will set forth in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

•       the title and stated value of the preferred stock;

•       the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•       the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

•       whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•       the procedures for any auction and remarketing, if any, for the preferred stock;

•       the provisions for a sinking fund, if any, for the preferred stock;

•       the provision for redemption or repurchase, if applicable, of the preferred stock;

•       while any shares of such series are outstanding, the limitations and restrictions, if any, upon the payment of dividends on, and upon the purchase, redemption or other acquisition by us of, our common stock, or any other class or series of our stock ranking junior to the shares of such series either as to dividends or upon liquidation;

•       any listing of the preferred stock on any securities exchange;

•       the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

•       voting rights, if any, of the preferred stock;

•       whether interests in the preferred stock will be represented by depositary shares as described below under “Description of Depositary Shares;”

•       a discussion of any material and/or special federal income tax considerations applicable to the preferred stock;

•       the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•       any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•       any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer fractional or multiple shares of preferred stock, rather than single shares of preferred stock. In the event we exercise this option, we will issue receipts for depositary shares, each of which will represent a fraction or multiple of, to be described in an applicable prospectus supplement, of shares of a particular series of preferred stock. The preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us and having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable preferred stock or fraction or multiple thereof represented by the depositary share, to all of the rights and preferences of the preferred stock or other equity stock represented thereby, including any dividend, voting, redemption, conversion or liquidation rights. For an additional description of our common stock and preferred stock, see the descriptions in this prospectus under the headings “Description of Common Stock” and “Description of Preferred Stock,” respectively.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. The particular terms of the depositary shares offered by any prospectus supplement will be described in the prospectus supplement, which will also include a discussion of certain U.S. federal income tax consequences.

A copy of the form of deposit agreement, including the form of depositary receipt, will be included as an exhibit to the registration statement of which this prospectus is a part or current report on Form 8-K incorporated by reference herein.

CERTAIN PROVISIONS OF COLORADO LAW AND OUR CHARTER AND BYLAWS

The following summarizes certain provisions of our Amended and Restated Articles of Incorporation, or Amended Articles, and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended Articles and Bylaws, copies of which are on file with the Securities and Exchange Commission as exhibits to the periodic reports previously filed by us. See “Where You Can Find More Information.”

General.   Certain provisions of our Amended Articles and Bylaws could make our acquisition by a third party, a change in our incumbent directors, or a similar change of control more difficult, including:

•       an acquisition of us by means of a tender or exchange offer;

•       an acquisition of us by means of a proxy contest or otherwise; or

•       the removal of a majority or all of our incumbent directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Classified Board.   Our Amended Articles provide that when our board of directors consists of six or more directors, the directors must be divided into three classes, as nearly equal in number as possible, with the members of only one class to be elected annually for a three-year term. There are currently seven seats on our board of directors, divided into three classes, two of which include two directors and one of which currently includes three directors.

Election and Removal of Directors.   Our Amended Articles and Bylaws require that directors may be removed without cause only with the approval of holders of two-thirds of the voting power of our outstanding capital stock. Under our Amended Articles and Bylaws, any vacancy on our board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors in office. Our Amended Articles authorize up to nine members on our board of directors. The board of directors may, pursuant to a resolution adopted by a majority of the entire board, increase the size of our board up to the maximum number directors permitted under the Amended Articles and designate the directors to fill the vacancies.

Special Meetings of Shareholders.   Under our Amended Articles, special meetings of our shareholders may be called by our president or by the holders of at least a majority of the voting power represented by the outstanding shares of our capital stock.

Requirements for Advance Notice of Shareholder Nominations and Proposals.   A shareholder may make a nomination for the election of a director only if written notice of such shareholder’s intent has been given in accordance with the Bylaws, with respect to an annual meeting, no later than the end of the fiscal year immediately preceding the annual meeting and, with respect to an election to be held at a special meeting, no later than the tenth day following the date on which notice of the special meeting was first mailed to our shareholders. To be timely, a shareholder seeking to propose business at an annual meeting must give notice of such proposal not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to the meeting or the 10th day following the first public announcement of the annual meeting date.

Shareholder Action by Written Consent.   Our Bylaws require that actions by our shareholders without a meeting must be in writing and signed by each shareholder entitled to vote.

No Cumulative Voting.   Our Amended Articles provide that no shareholder is permitted to cumulate its votes in the election of directors or otherwise.

Approval of Sale of Assets.   Under our Amended Articles, the sale, lease, exchange or other disposition of all or substantially all of our property and assets must be authorized or ratified by the affirmative vote of the holders of at least two-thirds of the capital stock then issued and outstanding, unless any class or series of stock is entitled to vote thereon as a class, in which event the authorization requires the affirmative vote of the holders of two-thirds of the shares of each class of shares entitled to vote as a class on the transaction.

Business Combinations with Interested Stockholders.   Approval by the holders of two-thirds of the voting power of our outstanding capital stock is required for certain “business combinations” with an “interested stockholder,” unless the transaction is either approved by a majority of our “continuing directors” or certain minimum price and procedural requirements are met. Generally, a “business combination” includes a merger, liquidation, recapitalization or other similar transaction or a sale of assets or stock having an aggregate “fair market value” (as defined in the Amended Articles) of $1 million or more. An “interested stockholder” generally means a beneficial owner (as defined in the Amended Articles) of more than 10% of our voting stock, certain assignees of such beneficial owners and certain affiliates of the corporation that within the preceding two years were the beneficial owner of 10% of our voting stock. A “continuing director” is defined as any member of our board who is unaffiliated with the interested stockholder and was a member of the board prior to the time the interested stockholder became such, and any successor of a continuing director who is unaffiliated with the interested stockholder and is recommended by a majority of the continuing directors then on the board. The affirmative vote of the holders of 80% or more of the voting power of the shares of each class of shares entitled to vote as a class is required to amend this provision in the Amended Articles.

Shareholder Rights Plan.   We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of rights to purchase shares of preferred stock or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter an offer by a third party for the purchase of some or all of our outstanding securities and could have the effect of entrenching management. Pursuant to the shareholder rights plan, we amended our Articles of Incorporation to authorize the issuance of rights to 500,000 shares of Series 1998-C Participating Cumulative Preference Stock. One preferred stock purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person (an “acquiring person”) along with its affiliates and associates becoming the beneficial owner (as defined in the shareholder rights plan) of 15% or more of our outstanding common stock, or the commencement by such person or public announcement by such person of the intention to commence a tender or exchange offer the consummation of which would result in such person becoming an acquiring person, in each case subject to specified exceptions, Each right entitles the registered holder to purchase from us one there-hundredth of a share of Series 1998-C Participating Cumulative Preference Stock, par value $10.00 per share, at an exercise price of $12.00 per share, subject to adjustment in specified circumstances. If events specified in the shareholder rights plan occur, each holder of rights other than the acquiring person can exercise his or her rights. After a person becomes an acquiring person, when a holder exercises a right, the holder will be entitled to receive common stock valued (according to the shareholder rights plan) at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $.0001 per right (which amount is subject to adjustment under certain circumstances) at any time prior to the time a person becomes an acquiring person. The shareholder rights plan and the rights expire at the close of business on December 1, 2008, if the rights are not redeemed or exchanged earlier.

If we declare a dividend on or make a distribution with respect to our common stock, the holder of each fractional interest in the preferred stock is entitled to a dividend or distribution in an amount equal to one-third of the dividend or distribution on the common stock, subject to adjustment in certain circumstances. In the event we enter into any consolidation, merger, combination or other transaction in which shares of our common stock are exchanged for cash or other property, then each fractional interest is entitled to an amount per share equal to one-third of the amount of consideration to be received by a holder of each share of common stock, subject to adjustment in certain circumstances. A holder of each 1/300 of a share of the Series 1998-C Participating Cumulative Preference Stock would be entitled to one vote on all matters submitted to a vote of our shareholders, subject to adjustment in certain circumstances. If at any time dividends on the Series 1998-C Participating Cumulative Preference Stock are in arrears in an amount equal to six quarterly dividends thereon, all holders of preferred stock with dividends in arrears in an amount equal to six quarterly dividends thereon (voting as a single class) would have the right to elect two directors. Whenever quarterly dividends or other dividends or distributions payable on the Series 1998-C Participating Cumulative Preference Stock are in arrears, we would be in default in payment thereof, and until all accrued and unpaid dividends and distributions have been paid or set aside for payment in full, we would be prohibited from declaring or paying dividends or making any other distributions on, or, subject to certain exceptions, redeeming, purchasing or otherwise acquiring, shares of stock ranking junior to the preferred stock as to dividends or upon liquidation, dissolution or winding up. No share rights or shares of preferred stock have been issued under the shareholder rights plan.

Restrictions regarding Personal Holding Company Status.   Our Amended Articles provide that any person who beneficially owns or intends to acquire an aggregate of more than 5%, or increase his ownership to more than 5%, of our common stock or other securities must submit a proposal to our board of directors at least 20 days before the proposed effective date of the transaction. Within 20 days of receipt of such proposal, we in our sole discretion have the right to disapprove the proposed acquisition if we determine in good faith that the transaction could or reasonably might, within a period of two years following the proposed date of the transaction, cause us to be classified as a personal holding company under the Internal Revenue Code of 1986, as amended.

Limitations on Liability.   Our Amended Articles provide that no person who is or was a director will be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions under the Colorado Business Corporation Act. Our Amended Articles also provide for the indemnification of our directors and officers to the fullest extent authorized by the Colorado Business Corporation Act. This indemnification includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, subject to certain conditions, including delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. We have also obtained policies of directors’ and officers’ liability insurance. This policy insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. The existence of such limitation on liability, indemnification and insurance may impede a change of control of us to the extent that a hostile acquirer seeks to litigate its contest for control with our directors and officers.

LEGAL MATTERS

Amanda M. Darby, General Counsel to Rentech, has issued an opinion about certain legal matters with respect to any common stock and preferred stock offered hereby. Latham & Watkins LLP, Los Angeles, has issued an opinion about certain legal matters with respect to any debt securities, guarantees, warrants and depositary shares offered hereby.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Ms. Darby holds options to purchase up to 65,000 shares of our common stock.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 2005 in this prospectus have been audited by Ehrhardt Keefe Steiner & Hottman P.C., independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Royster-Clark Nitrogen, Inc. as of December 31, 2005 and 2004, and for the 163-day period ended December 31, 2005, the 202-day period ended July 21, 2005, and the years ended December 31, 2004 and 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP’s audit report refers to transactions that occurred as of July 22, 2005 which require financial information for the periods after July 22, 2005 to be presented on a different cost basis than that for periods prior to that date and therefore are not comparable. Their audit report also refers to the restatement of net sales, cost of sales, and selling, general and administrative expenses for the 202-day period ended July 21, 2005 and net sales and cost of sales for the years ended December 31, 2004 and 2003.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the SEC’s public reference room at the following address:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating certain information about us that we have filed with the Securities and Exchange Commission by reference in this prospectus, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus information that we file with the SEC after this date. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede the information we have included in or incorporated into this prospectus.

We incorporate by reference the following documents we have filed, or may file, with the SEC:

•       Our Annual Report on Form 10-K for the fiscal year ended September 30, 2005, as amended by Amendment No. 1 on Form 10-K/A filed on January 31, 2006;

•       Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005;

•       Our Current Reports on Form 8-K filed on October 6, 2005, October 13, 2005, November 9, 2005, November 10, 2005, November 16, 2005, November 18, 2005, December 19, 2005, December 19, 2005, December 29, 2005, January 6, 2006, January 17, 2006, January 19, 2006, January 26, 2006, January 27, 2006; February 14, 2006; March 2, 2006; March 14, 2006; and March 14, 2006;

•       The description of capital stock and shareholder rights plan contained in our Form 8-A dated April 4, 2000 and filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating the description;

•       Our Definitive Proxy Statement filed with the SEC on March 15, 2006; and

•       All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before termination of this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Definitive Proxy Statement) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus is part of a registration statement we have filed with the SEC on Form S-3 relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits for more information about us and our securities. The registration statement and exhibits are also available at the SEC’s Public Reference Room or through its web site.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations
Rentech, Inc.
1331 17th Street, Suite 720
Denver, CO 80202
(303) 298-8008

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.